                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-30566


                                3,600,000 Shares
                          [LOGO OF SONIC INNOVATIONS]

                                  Common Stock

                                ---------------

  This is an initial public offering of shares of common stock of Sonic Innovations, Inc. All of the 3,600,000 shares of common stock are being sold by Sonic Innovations.

  Prior to this offering, there has been no public market for the common stock. The common stock has been approved for quotation on The Nasdaq National Market under the symbol "SNCI."

  See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of the common stock.

                                ---------------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                ---------------

                                                          Per Share    Total
                                                          ---------    -----
Initial public offering price............................  $14.00   $50,400,000
Underwriting discount....................................  $ 0.98   $ 3,528,000
Proceeds, before expenses, to Sonic Innovations..........  $13.02   $46,872,000

  To the extent that the underwriters sell more than 3,600,000 shares of common stock, the underwriters have the option to purchase up to an additional 540,000 shares from Sonic Innovations at the initial public offering price less the underwriting discount.

                                ---------------

  The underwriters expect to deliver the shares against payment in New York, New York on May 5, 2000.

Goldman, Sachs & Co.

                            Deutsche Banc Alex. Brown

                                                      U.S. Bancorp Piper Jaffray

                                ---------------

                         Prospectus dated May 1, 2000.

Artwork

Outside front gate

     Photo rendition of man with his hands on his knees watching a picnic taking place in front of him at a distance.

     Sonic Innovations logo and name

     Headline #1: When you can't hear life the way it really is, it's hard to be a part of it.

     Headline #2: To make a better hearing aid, it took a better understanding of human hearing.

Inside front foldout

     Side of page: ABOUT OUR COMPANY... Sonic Innovations designs, manufactures and markets advanced digital hearing aids and hearing aid components. We have developed hearing aids which we believe set a new standard in consumer satisfaction because they are smaller, more comfortable and more reliable, and deliver more natural sound than competing hearing aids. Accordingly, our mission is to be the best hearing aid company in the world.

     Left middle of page: TECHNOLOGY never sounded so good. [photo of integrated circuit on finger] * advanced technology enables individual personalization; core technology developed by world-renowned experts.

     Middle of page: HEALTH never sounded so good. [photo of hearing aid and dime and brand logos] * NATURA and CONFORMA offer superior sound quality and improved comfort.

     Right of page:   COMMUNICATION never sounded so good.  [photo of couple at
dinner] * more natural, lifelike listening and communication.


     Bottom of page:  SONIC innovations  Life never sounded so good

Inside back cover

     Headline: When someone you love says, "I need you" NATURA lets you say "I hear you".

     [photo rendition of man with his hands on his knees with a child with a broken truck immediately in front of him and a picnic in the background. Photo of hearing aid. NATURA logo]

     Don't let hearing loss disconnect you from the people who need you. Not when there's NATURA, a new patented digital hearing technology. NATURA uses a tiny microchip to give you more natural, lifelike sound.

     NATURA is customized and programmed to fit your particular hearing needs. Ask your hearing care professional about NATURA, and stay connected to your world.

     In the U.S. call 1-888-678-HEAR, and in Europe call +45 38 88 84 00.

     www.sonici.com

                               PROSPECTUS SUMMARY

  This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus, including the more detailed information and the financial statements appearing elsewhere in this prospectus.

                                  Our Business

  We design, manufacture and market advanced digital hearing aids and hearing aid components designed to provide the highest levels of satisfaction for hearing impaired consumers. Capitalizing on a new understanding of human hearing, we have developed patented digital signal processing, or DSP, technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. We believe our hearing aids set a new standard for consumer satisfaction because they are smaller, more comfortable and more reliable and deliver more natural sound than competing hearing aids.

  We introduced our first branded line, NATURA, in the United States in September 1998 and internationally in 1999. Since the NATURA introduction, we have achieved five consecutive quarters of increasing revenues, culminating in net sales of $11.5 million and a net loss of $1.8 million in the fourth quarter of 1999. We introduced our second brand, CONFORMA, in March 2000. CONFORMA, using the same proprietary DSP technologies as NATURA, achieves the same superior sound quality but incorporates new materials technology to deliver comfortable, instant-fit capability. We sell our branded products directly to more than 1,000 hearing care professionals in the United States and through a network of established distributors throughout much of Europe, Japan, Australia and Canada.

                               Our Target Market

  The market for hearing aids is very large and has substantial unmet needs. Industry sources estimate that there are approximately 300 million hearing-impaired people worldwide, including nearly 30 million in North America. However, existing hearing aids have generally failed to satisfy users, who typically complain that hearing aids have poor sound quality and are too visible, uncomfortable, unreliable and expensive. According to MarkeTrack, a leading industry publication, only approximately 20% of the hearing impaired have purchased hearing aids, and only half of these hearing aid owners routinely wear their hearing aids.

  Despite this low level of market penetration and high degree of dissatisfaction, in 1998 worldwide retail sales of hearing aids were approximately $4.6 billion and wholesale sales were approximately $1.8 billion. We anticipate that demographic trends, such as the aging of "baby boomers," will accelerate the growth in the size of the hearing impaired population.

                                 Our Technology

  Our technology strategy is to combine a number of distinct technologies, supported by over 30 patents and patent applications, to produce premium digital products. The core of our technology is our proprietary digital signal processing, or DSP, technologies, which are based on a significant advancement in the understanding of human hearing. Using state-of-the-art chip design capabilities, we have embedded our proprietary algorithms into the smallest, single-chip DSP platform available in a hearing aid today. As a result, our NATURA products are among the smallest hearing aids available, and our CONFORMA product is the smallest hearing aid available today. Moreover, our proprietary EXPRESSfit software automates the process of programming our hearing aids. As a result, our hearing aids can be individually calibrated to the unique needs of the wearer so that specific sounds are ampified appropriately in the right contrast to other sounds, resulting in improved speech recognition and more natural sound.

                                  Our Products

  Our products, built around our proprietary DSP platform, offer superior sound quality, comfort and reliability with an attractive price/value relationship. In addition, our products make significant advances in cosmetic appeal and ease of fitting.

  . Our NATURA products are superior programmable hearing aids that provide wearers more natural, lifelike communication. NATURA products are available in the three most common custom-molded plastic shell models-- completely-in-the-canal, in-the-canal and in-the-ear--as well as in a behind-the-ear model.


  . Our CONFORMA product is the first product with the potential to address all of the major limitations of traditional hearing aids and significantly alter the way hearing aids are made and sold. CONFORMA, a programmable completely-in-the-canal model, introduces a new, innovative hearing aid configuration that delivers a fast, comfortable fit in the smallest hearing aid available. This small size allows it to be placed deep in the ear canal, virtually eliminating the stigma of wearing a hearing aid.

     CONFORMA physically consists of two parts: a tiny core about the size of a pencil eraser that contains the product's electronics, and a soft disposable tip that conforms quickly and precisely to the shape of the wearer's ear canal. This compressible, foam tip eliminates the need to custom mold a hard plastic shell to fit the wearer's ear canal, both increasing comfort for the wearer and enabling a custom fit in a single visit. We expect CONFORMA to eliminate the need to "remake" a hearing aid, reduce product returns, improve reliability and save considerable time for both the wearer and the hearing care professional.

  . We are capitalizing on the rapid growth of the digital segment of the hearing impaired market not only by selling our branded products, but also by selling hearing aid components consisting of our DSP platform to established hearing aid companies that lack a satisfactory digital product line. These companies incorporate our DSP platform into hearing aids of their own design that they then sell under their own brand names.

                                  Our Strategy

  Our mission is to be the best hearing aid company in the world by delivering superior products that appeal not only to those consumers who currently use or have tried hearing aids, but also to the approximately 80% of the hearing impaired population that historically has chosen not to purchase hearing aids. Key elements of our strategy include the following:

  . Continue to Introduce Innovative Products. We intend to continue to invest significantly in research and development to introduce new products and product improvements more rapidly than is typical in our industry.

  . Expand Our Distribution. We are expanding our sales force in the United States and pursuing additional distribution partners outside the United States. We believe that the evolution of the current distribution channel, combined with the characteristics of our branded products, will create new distribution opportunities such as selling through large hearing care chains and other chain-based retailers.

  . Sell Our DSP Platform. We will continue to sell our DSP platform to selected established hearing aid companies that have approached us seeking to benefit from our superior technology. We believe that this strategy can accelerate market acceptance of our technology and be a significant source of revenue.

  . Increase Brand Awareness. In order to differentiate our products and reach a greater percentage of potential consumers, we have undertaken a brand-oriented approach to our marketing and selling efforts.

  . Achieve Economies of Scale. As sales volumes increase, per unit production costs should decline. In addition, CONFORMA offers an opportunity to standardize the production process and avoid the custom-molding processes used by other hearing aid manufacturers and in our NATURA line. We believe that this can enable us to achieve further economies of scale.

                                  The Offering

 Shares to be offered by Sonic Innovations.....  3,600,000 shares
 Shares outstanding after the offering.........  18,867,481 shares
 Proposed Nasdaq National Market Symbol........  SNCI
 Use of proceeds...............................  For general corporate purposes, including product
                                                 development and
                                                 commercialization, research
                                                 and development, repayment of
                                                 outstanding indebtedness and
                                                 working capital and, possibly,
                                                 acquisitions and investments.

  Except as otherwise indicated, whenever we present the number of shares of common stock outstanding, we have given effect to a 1-for-1.9 reverse stock split effected on April 26, 2000 and to the following issuances at the closing of this offering of shares of our common stock upon:

  . the conversion of all outstanding convertible preferred stock into 12,532,786 shares of our common stock;

  . the conversion of $4.5 million of convertible promissory notes (plus accrued interest) into 329,682 shares of our common stock at a conversion price equal to 100% of the IPO price;

  . the conversion of $4.0 million of convertible promissory notes (plus accrued interest) into 307,219 shares of our common stock at a conversion price equal to 93% of the IPO price;

  . the conversion of an additional $3.0 million of convertible promissory notes that were issued on March 31, 2000 into 230,415 shares of our common stock at a conversion price equal to 93% of the IPO price;

  . the conversion of an additional $3.0 million of convertible promissory notes that will be issued on the closing of this offering into 214,285 shares of our common stock at a conversion price equal to 100% of the IPO price; and

  . the exercise, at an exercise price of $3.80 per share, of outstanding warrants to purchase 203,727 shares of our common stock (net of 33,126 shares surrendered in lieu of cash payment of the exercise price for certain warrants)

  We calculated the number of shares outstanding after this offering on the assumption that the underwriters do not exercise their over-allotment option, and we excluded:

  . 2,580,844 shares of our common stock issuable, at a weighted average exercise price of $2.23 per share, upon exercise of stock options outstanding on December 31, 1999;

  . 17,258 shares of our common stock issuable, at an exercise price of $3.04 per share, upon exercise of warrants outstanding on December 31, 1999;

  . 20,706 shares of our common stock issuable, at an exercise price of $3.80 per share, upon exercise of warrants outstanding at December 31, 1999; and

  . 2,177,621 shares of our common stock that were available for future grant as of December 31, 1999 under our existing and proposed stock plans.

  Sonic Innovations, Inc. was formed as Sonix Technologies, Inc. in Utah in May 1991. We reincorporated in Delaware and changed our name in 1997. Our principal executive offices are located at 2795 East Cottonwood Parkway, Suite 660, Salt Lake City, Utah 84121-7036 and our telephone number is (801) 365-2800. Our Internet address is www.sonici.com. Information on our web site does not constitute part of this prospectus.

  Our logo, "NATURA," "CONFORMA" and "EXPRESSfit " are trademarks of Sonic Innovations. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. In this prospectus we cite industry sources such as The Carnegie Group, MarkeTrak and Hearing Review, but it has not been our practice to seek consent to identify such industry sources and you should not consider them to be endorsing our use of their information.

                      Summary Consolidated Financial Data

  The following table summarizes historical and pro forma consolidated financial data for our business. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. In the pro forma share and per share data below, we have assumed the conversion of the convertible preferred stock and convertible promissory notes and the exercise of the warrants as described in the first paragraph after the table under "Summary--The Offering" on page 6 as if they had occurred on January 1, 1999 or the date of issuance, if later. (See note 13 to consolidated financial statements.) In the pro forma column in the balance sheet data below, we have assumed that such conversions and exercises and the repayment after December 31, 1999 of $1,966,000 of line of credit borrowings and $811,000 of capital lease obligations occurred on December 31, 1999. In the pro forma as adjusted column, we have further adjusted the pro forma column to give effect to this offering at the initial public offering price of $14.00, after deducting the estimated underwriting discount and the offering expenses payable by us, and our receipt and application of the net proceeds from this offering.

                                    For the Years Ended December 31,
                               -----------------------------------------------
                                1995     1996     1997      1998       1999
                               -------  -------  -------  --------  ----------
                                (In thousands, except share and per share
                                                  data)
Statement of Operations Data:
Net sales....................  $   --   $   --   $   --   $  2,143  $   28,694
Gross profit.................      --       --       --         87      11,632
Operating loss...............   (1,080)  (1,545)  (5,326)  (14,189)    (13,751)
Net loss.....................   (1,073)  (1,584)  (5,235)  (13,878)    (14,906)
Net loss applicable to common
 stockholders................   (1,106)  (1,732)  (5,828)  (15,439)    (17,337)
Basic and diluted net loss
 per common share............  $ (2.26) $ (3.21) $ (8.23) $ (15.61) $   (12.72)
Weighted average number of
 common shares outstanding...  487,857  539,364  708,403   988,844   1,363,221
Pro forma basic and diluted
 net loss per common share...                                       $    (1.02)
Pro forma weighted average
 number of common shares
 outstanding.................                                       14,114,948

                                                  As of December 31, 1999
                                               -------------------------------
                                                                    Pro Forma
                                                Actual   Pro Forma As Adjusted
                                               --------  --------- -----------
                                                       (In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents..................... $  5,939   $ 9,598    $53,532
Working capital (deficit).....................   (5,119)    8,697     53,369
Total assets..................................   18,462    22,121     66,055
Long-term obligations.........................    2,085     1,400        150
Convertible promissory notes..................    8,064       --         --
Mandatorily redeemable convertible preferred
 stock........................................   36,130       --         --
Total stockholders' equity (deficit)..........  (38,801)   11,829     57,751

                                  RISK FACTORS

  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. If any of the following risks actually materialize, our business, financial condition or results of operations could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

                         Risks Relating to Our Business

We have a history of losses and negative cash flows from operating activities, and we expect our operating expenses to continue to increase

  We have incurred net losses of $37.0 million for the period from inception through December 31, 1999, including a net loss of $14.9 million in 1999. We incurred negative cash flows of $14.0 million from operating activities in 1999. These losses and negative cash flows resulted primarily from expenses we incurred while developing our initial hearing aid products and establishing an infrastructure to support our business. We have not achieved profitability. We may incur net losses and negative cash flows in the future. The size of our losses and whether or not we achieve profitability will depend in part on the rate of growth in our net sales.

  We intend to increase our operating expenses as we continue to, among other things:

  .  improve our current products;

  .  research and develop new products;

  .  increase the size of our sales force;

  .  undertake quality assurance and improvement initiatives;

  .  improve our manufacturing capability;

  .  increase our brand recognition; and

  . increase our general and administrative functions to support our growing operations.

  With increased expenses, we will need to generate additional revenues to achieve profitability. Consequently, it is possible that we will not achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

We expect our financial results to fluctuate significantly, which may cause our stock price to decline

  Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Factors that have caused fluctuations in our operating results in the past, and may do so in the future, include the following:

  .  demand for and market acceptance of our products;

  .  manufacturing problems;

  .  high levels of returns, remakes and repairs; and

  .  changes in our product or customer mix.

  Factors that have not significantly affected our operating results in the past, but may do so in the future, include the following:

  . changes in the timing of product orders, particularly significant orders from other hearing aid manufacturers for our hearing aid components;

  . competitive pressures resulting in lower selling prices or significant promotional costs;

  .  unanticipated delays or problems in the introduction of new products;

  .  inaccurate forecasting of revenues; and

  . the announcement or introduction of new products or services by our competitors.

  To respond to these and other factors, we may need to make business decisions that could adversely affect our operating results. Most of our expenses, such as employee compensation and lease payment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if net sales for a particular period were below our expectations, we may not be able to proportionately reduce our operating expenses for that period. Therefore, any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

  Due to these and other factors, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance. In future quarters, our operating results may be below the expectations of public market analysts or investors. If this occurs, the market price of our common stock would likely decrease.

The loss of any large customer or any cancellation or delay of a significant purchase by a large customer could significantly reduce our net sales and harm our operating results

  In addition to selling finished hearing aids to a large number of hearing care professionals and distributors, we also sell hearing aid components to a limited number of hearing aid manufacturers. These arrangements have accounted for a significant portion of our net sales to date. The loss of any of these large customers, or a significant reduction in sales to these customers, would significantly reduce our net sales and have a negative effect on our operating results. For example, sales of components to Starkey Laboratories, Inc. accounted for approximately $7.3 million, or 26%, of net sales in 1999 and approximately $4.7 million, or 41%, of net sales in the fourth quarter of 1999. Although Starkey is contractually committed to purchase a minimum quantity of components through 2001, if Starkey were to breach its agreement or were to not buy components after 2001, our net sales would decline substantially, and we may not be able to recover the lost revenue through other means. See "Business--Customers" and "Competition." We anticipate that our operating results in any given period will continue to depend to a significant extent upon revenues from a small number of large customers.

  Other than Starkey, our customers are not generally contractually obligated to purchase any fixed quantities of products, and they may stop placing orders with us at any time regardless of any forecast they may have previously provided. If any of our larger customers were to stop or delay purchases, our net sales and operating results would be adversely affected, which could cause our stock price to decline. We may be unable to retain our current customers, and we may be unable to recruit replacement or additional customers.

We rely on several sole source or limited source suppliers and manufacturers, and our production will be seriously harmed if these suppliers and manufacturers are not able to meet our demand and alternative sources are not available

  A number of key components used in our products are currently available only from a single or limited number of suppliers. For example, our proprietary digital signal processing, or DSP, chips are manufactured by a single supplier. Our relationship with this supplier is critical to our business because our proprietary DSP chip is integral to our products and because only a small number of suppliers would be able or willing to produce our chip in the relatively small quantities and with the exacting specifications we require. Under our agreement with this supplier, we are required to make minimum annual purchases, which may be higher than our requirements. In addition, the disposable tip used in our CONFORMA hearing aid is produced by a single supplier and the receivers and microphones used in our products are available from only two suppliers. We also rely on contract manufacturers and are therefore subject to their performance, over which we have little control. We may be forced to cease producing our products if we experience significant shortages of critical components from these key suppliers or lose the services of our contract manufacturers. Finding a substitute part, process, supplier or manufacturer may be expensive, time-consuming or impossible. In addition, we may also be required to stock higher levels of inventories to avoid sudden shortages.

We have new products and a limited selling history, which makes it difficult to evaluate our business, and our operating results will suffer if our products do not gain market share as rapidly as we anticipate

  We launched NATURA, our first hearing aid product, in September 1998 and introduced CONFORMA in March 2000. We have been generating revenue from selling hearing aid components for approximately one year. Accordingly, we have a limited selling history on which investors can base an evaluation of our products, business and prospects. Our revenue and income potential are unproven, and our business model will continue to evolve. For example, we are developing a new integrated circuit that we intend to introduce in our products beginning in the second quarter of 2000. If our current and new products do not gain market share as rapidly as we anticipate, our operating results will suffer.

We have high levels of product returns, remakes and repairs, and our net sales and operating results will be lower if these levels remain high or increase

  The hearing aid industry experiences high levels of product returns, remakes and repairs due to factors such as statutorily required liberal return policies and product performance inconsistent with consumers' expectations. This has been particularly true for companies like ours that sell premium-priced, high-end devices. We offer a 90-day return policy in accordance with various state laws and a minimum of a one-year warranty on our products. To date, we have experienced high levels of returns, remakes and repairs. We experienced product quality issues during the first half of 1999, which added to these high levels of returns, remakes and repairs. Our provision for sales returns was $0.7 million in 1998 and $10.1 million in 1999. Our provision for warranty (remake and repair) costs was $0.2 million in 1998 and $1.3 million in 1999. Although we have taken measures to reduce the levels of returns, remakes and repairs on our products, we may not be able to attain lower levels and these levels may increase, either of which could reduce our net sales and operating results.

We face aggressive competition in our business, and if we do not compete effectively our net sales and operating results will suffer

  We encounter aggressive competition from over 30 competitors worldwide, many of which have far greater sales and more extensive financial and business resources than we have. Our competitors range from some of the world's largest companies, such as Siemens GmbH, to many highly specialized firms, such as Starkey Laboratories, Inc. and Oticon A/S, as well as many smaller hearing aid companies. We may not be able to compete effectively with these competitors. Consolidation within the industry has accelerated in the last several years, and further consolidation could produce stronger competitors. In addition, some of our larger competitors have enhanced their competitive positions relative to ours by bundling products and services to hearing care professionals. If we fail to compete effectively, our net sales and operating results will suffer. For instance, we may have to reduce the prices of our products to stay competitive.

If we fail to develop new and innovative products, our competitive position may suffer

  In order to be successful, we must develop new products and be a leader in the commercialization of new technology innovations in the hearing aid market. Technological innovation is expensive and unpredictable and may require hiring expert personnel who are difficult to find and attract. Without the timely introduction of new products, our existing products are likely to become technologically obsolete over time, which would harm our business. The success of new product features or product offerings will depend on several factors, including our ability to:

  .  identify consumer needs;

  .  price our products attractively;

  .  innovate and develop competitive products in a timely manner;

  .  successfully market and sell new products;

  . manufacture and deliver quality products in sufficient quantities to meet market demand; and

  .  differentiate our products from our competitors' offerings.

  We may not have the technical capabilities or financial resources necessary to develop technologically innovative products. In addition, any enhancements to or new generations of our products, even if successfully developed, may not generate revenue in excess of the costs of development. Our products may be rendered obsolete by changing consumer preferences or the introduction of products embodying new technologies or features by our competitors.

Selling hearing aid components to our competitors may increase their competitive position relative to ours if they design and manufacture more competitive hearing aids or market their products more effectively than we market ours

  Our business strategy of selling hearing aid components to our competitors may place us in a vulnerable position. For instance, we may not be able to compete effectively with these other hearing aid manufacturers if they design and manufacture a more competitive hearing aid with our components than we do, or if they market their products more effectively than we do. We may find that these competitors are able to capture a larger portion of the finished hearing aid market, limiting our ability to expand our share of the finished hearing aid market. This could harm our net sales growth and operating results.

We have limited manufacturing experience and may be unable to expand our manufacturing capabilities sufficiently or to find third parties to manufacture our products, which would limit our ability to develop and deliver sufficient quantities of products in a timely manner

  To be successful, we must manufacture our products in commercial quantities in compliance with regulatory requirements at acceptable costs. At the present time, we have limited manufacturing experience and capabilities. During our initial phase of selling products in 1998 and early 1999, we were required to outsource some of our production to keep up with demand, which adversely impacted our costs and gross margin. During the first half of 1999, we also experienced problems in product quality, employee training and component production. In the third quarter of 1999, we relocated our manufacturing facility from Salt Lake City to the Minneapolis area. We may not be able to expand our manufacturing capabilities at acceptable costs or enter into agreements with third parties with respect to these activities. We could incur significant expenses, particularly if we expand our facilities and hire additional personnel. We may seek collaborative arrangements with other companies to manufacture current products or new products. If we rely on third parties to manufacture our products, our profit margins and our ability to develop and deliver these products on a timely basis may suffer. Moreover, these third parties may not perform adequately, and any failures by these parties may impair our ability to deliver products on a timely basis or otherwise harm our competitive position and market success.

If we are unable to successfully outsource the production of CONFORMA, we may be unable to deliver sufficient quantities of CONFORMA in a timely manner

  We are currently producing CONFORMA internally. However, we recently selected a manufacturer experienced in producing high-quality, standardized electronic devices in volume and anticipate that we will eventually outsource all production of CONFORMA to this manufacturer. If this manufacturer were unable to produce commercial quantities of CONFORMA at an acceptable cost and quality level and meet customer demand for CONFORMA, our net sales and operating results would be negatively affected.

Our entry into additional distribution channels could harm our relationships with existing customers and cause them to purchase fewer of our products, which would reduce our net sales and operating results

  We are currently exploring or testing additional distribution channels, such as selling our hearing aids through alternative or emerging retail channels. Our current initiatives or any future expansion of these initiatives could alienate our traditional hearing care professional customers. It is possible that our hearing care professional channel will react by reducing or discontinuing their purchases from us. In such a scenario the resulting loss of revenue may not be offset by our revenue from new distribution channels, and we may choose not to continue using any of these new channels. Should hearing care professionals react unfavorably to our strategy, they would likely purchase fewer of our products, which would reduce our net sales and operating results.

We are dependent on international sales and operations, which exposes us to foreign and political risks, including the burden of complying with a variety of quality assurance and other regulatory requirements, that could result in lower international sales

  International sales accounted for $8.0 million, or 28% of our net sales, in 1999. Our European sales operations are administered from our facilities in Denmark. We anticipate that international sales will continue to account for a significant portion of our sales. Our reliance on international sales and operations exposes us to related risks and uncertainties, including:

  . maintenance of an appropriate quality system to retain the European Union's "CE" mark, which we must have to sell hearing aids in the EU;

  .  differing regulatory requirements;

  .  trade restrictions and changes in tariffs;

  .  import and export license requirements and restrictions;

  .  difficulties in staffing and managing international operations;

  .  difficulties in collecting receivables and longer collection periods;
     and

  .  fluctuations in currency exchange rates.

  If any of these risks materialize, our international sales could decrease and the operating results of our foreign operations could suffer.

Competition for qualified personnel is intense in technology industries such as ours, and we may not be able to maintain or expand our business if we are unable to hire and retain sufficient technical, sales, marketing and manufacturing personnel

  Competition for qualified personnel in technology industries is intense. If we are unable to hire and retain sufficient technical, sales, marketing and manufacturing personnel, our business will suffer. Our future success depends in part on the continued service of our key engineering, sales, marketing, manufacturing, finance and executive personnel. We do not have long-term employment contracts with any of our key personnel. We also must attract qualified research scientists and engineers in order to continue to develop innovative products. If we fail to retain and hire a sufficient number and type of personnel, we will not be able to maintain and expand our business. Although we believe we offer competitive salaries and benefits, we have been and may be required to increase spending to retain personnel.

We may encounter difficulties in managing our growth, which could adversely affect our operating results

  We have experienced a period of rapid growth that has placed and may continue to place a strain on our human and capital resources. The number of our employees increased from 110 at December 31, 1998 to 211 at December 31, 1999. Our net sales increased from $2.1 million in 1998 to $28.7 million in 1999. If we are unable to manage this growth effectively, our losses could increase. An example of the strain arising from growth occurred during the first half of 1999, when we experienced problems in product quality, employee training and component production. Our ability to manage our operations and growth effectively requires us to continue to expend funds to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to successfully implement improvements to our management information and control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then management may receive inadequate information to manage our day-to-day operations properly.

Complications may result from hearing aid use, and we may incur significant expense if we are sued for product liability

  We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, causes injury or is found otherwise unsuitable. Complications that can occur from hearing aid use include allergic reactions, skin irritation and abrasions, all of which can be caused by the materials used in the manufacture of the hearing aids or improper use of the hearing aid by the consumer or dispenser. In addition, hearing aids can emit distracting or uncomfortable sounds during normal use or failure and may be a factor in the onset of or change in tinnitus (ringing in the ears). Although we have not experienced any significant product liability issues to date, product liability is an inherent risk in the production and sale of hearing aid products. We intend to continue to maintain product liability insurance, but this insurance may become prohibitively expensive or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our products. If we are sued for an injury caused by our products, the resulting liability could result in significant expense, which would harm our operating results.

Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could suffer significant expense or be prevented from selling products if these claims are successful

  Third parties may claim that we are infringing their intellectual property rights. While we do not believe that any of our products infringe the proprietary rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology. Whether or not we actually infringe a third party's rights, any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. For example, in 1999, we settled a claim with one of our competitors who claimed that all of our products infringed patents it held. To avoid litigation, we agreed to pay a royalty on our sales through September 2001. However, we may not always be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against the sale of our products.

Because our success depends on our proprietary technology, if third parties infringe our intellectual property, we may be forced to expend significant resources enforcing our rights or suffer competitive injury

  Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality procedures and licensing arrangements to establish and protect our proprietary technology. If we fail to successfully enforce our intellectual property rights, our competitive position will suffer.

  We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we do so. In addition, competitors may design around our proprietary technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries.

  Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these registrations. In addition, our patents may not provide us with a significant competitive advantage.

If we fail to comply with a variety of governmental regulations, we may suffer fines, injunctions or other penalties

  Our products are considered to be medical devices and are, accordingly, subject to extensive regulation in the United States and internationally, which may hamper the timing of our product introductions or subject us to costly penalties in the event we fail to comply.

  We must comply with facility registration and product listing requirements of the Food and Drug Administration, or FDA, and adhere to its Quality System regulations. The FDA enforces the Quality System regulations through periodic inspections, which we have yet to undergo. If we or any third-party manufacturers of our products do not conform to the Quality System regulations, we will be required to find alternative manufacturers that do conform, which could be a long and costly process.

  Generally, medical devices must either receive premarket clearance through the 510(k) process or be an exempt product. Although we received 510(k) clearance for our EXPRESSfit fitting and programming system and CONFORMA hearing aid, we believe our future products and enhancements are exempt from the 510(k) process. However, if we are required to comply with the FDA requirements or if we fail to comply, we may be unable to market such products or enhancements in a timely manner, if at all. Noncompliance with applicable FDA requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production or criminal prosecution.

  Sales of our products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals required by other countries may be longer than that required for FDA clearance or approval, and requirements for such approvals may differ from FDA requirements. In order to market our products in the 15 member countries of the European Union, we are required to obtain the EU's CE mark certification, which we accomplished by meeting the requirements of ISO 9001 in December 1998. Any failure to maintain our ISO 9001 certification or CE mark could significantly reduce our net sales and operating results.

                  Risks Related to This Offering and Our Stock

Technology stocks have experienced extreme volatility, and our stock price could be extremely volatile. Consequently, you may not be able to resell your shares at or above the price you paid for them

  Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. Further, the market price of our common stock may decline below the price you paid for your shares. The market price of our common stock could be subject to significant fluctuations after the offering. Among the factors that could affect our stock price are:

  .  quarterly variations in our results of operations;

  . changes in recommendations by the investment community or in their estimates of our revenues or operating results;

  .  speculation in the press or investment community;

  . strategic moves by our competitors, such as product announcements or acquisitions;

  .  general market conditions; and

  . domestic and international macroeconomic factors unrelated to our performance.

  The stock market in general, and technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock.

  In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. If a securities class action suit is filed against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business in order to respond to the litigation.

There may be sales of a substantial amount of our common stock 180 days after this offering, or earlier, by our stockholders, and these sales could cause our stock price to fall

  Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through equity offerings in the future. A substantial number of outstanding shares of common stock and shares issuable upon exercise of outstanding options and warrants will become available for resale in the public market at prescribed times. Of the 18,867,481 shares to be outstanding after the offering, 3,600,000 shares offered by this prospectus will be eligible for immediate sale in the public market without restriction by persons other than our affiliates. The remaining 80.9%, or 15,267,481 shares, of our total outstanding shares will become available for resale in the public market as shown in the chart below.

     Number of Shares                    Date Available for Resale
     ----------------                    -------------------------
         25,022...      Immediately
     14,490,540...      (180 days after this offering (October 28, 2000), or earlier in Goldman, Sachs & Co.'s sole discretion)
        751,919...      Various dates beginning in December 2000

  Beginning 180 days after this offering (October 28, 2000), or earlier in Goldman, Sachs & Co.'s sole discretion, holders of 12,942,342 shares of the common stock may require us to register their shares for resale under the federal securities laws. Registration of such shares would result in these stockholders being able to immediately resell their shares in the public market. Any such sales or anticipation thereof could cause the market price of our common stock to decline.

  In addition, after the offering, we also intend to register the 4,758,465 shares of common stock subject to outstanding options or reserved for issuance under our existing and proposed stock plans. For more information, see "Shares Eligible for Future Sale."

Insiders will continue to have substantial control over us after this offering, which could delay or prevent a change in control and may negatively affect your investment

  After this offering, our officers, directors and their affiliated entities will together control approximately 58.8% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of those holding this concentrated ownership may not always coincide with our interests or the interests of other stockholders, and, accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

Provisions in our charter documents and Delaware law may deter takeover efforts that you feel would be beneficial to stockholder value

  Our certificate of incorporation and bylaws and Delaware law contain provisions which could make it harder for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. While we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders and a takeover bid otherwise favored by a majority of our stockholders might be rejected by our board of directors.

                           FORWARD-LOOKING STATEMENTS

  You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements within the meaning of federal securities laws that relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: the introduction and development of new products and product improvements, the increasing segmentation of the hearing aid market between companies that have digital products and those that do not, the strategy of selling hearing aid components providing additional revenue and opportunity and accelerating the validation of our technology, the growth in the hearing impaired population, the implied growth of hearing aid sales generally and digital hearing aid sales in particular, the success of our CONFORMA product, our becoming the best hearing aid company in the world, delivering superior products that appeal to users of hearing aids and the non-user hearing impaired, expanding our distribution, increasing the penetration of our branded products, the creation of new distribution opportunities, obtaining additional distribution partners that increase our geographic reach, increasing brand awareness, achieving economies of scale, our products' providing the highest levels of satisfaction for hearing impaired consumers, deriving benefits in terms of reduced costs and increased quality of production, estimated warranty costs, increasing sales and improving customer service, growth in operating expenses, resolving product quality issues, increased other income, increased capital expenditures, growth in operations, infrastructure and personnel, the lack of a material adverse effect of Year 2000 problems on our financial condition and results of operations, the lack of a material impact of the adoption of SFAS No. 133, operating loss carryforwards expiring as indicated, enhancing our competitive position and having sufficient manufacturing capacity to satisfy future demand for our products. Factors that may cause actual results to differ materially from the results expressed or implied by these forward-looking statements are set forth under "Risk Factors."

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

                                USE OF PROCEEDS

  Our net proceeds from the sale of 3,600,000 shares of common stock in this offering at the initial public offering price of $14.00 per share are estimated to be approximately $45.9 million (approximately $53.0 million if the underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses payable by us.

  We intend to use the net proceeds of this offering for general corporate purposes, including:

  .  further development and commercialization of our products;

  .  research and development;

  .  repayment of all existing capital lease obligations;

  .  working capital; and

  .  possible acquisitions or investments

  The amounts and timing of our actual expenditures for each of these purposes may vary significantly depending upon numerous factors, including the status of our product development efforts, competition, marketing and sales activities and market acceptance of our products. Pending use for these or other purposes, we intend to invest the net proceeds of this offering in short-term, investment-grade securities.

  From time to time, in the ordinary course of business, we evaluate possible acquisitions of, or investments in, businesses, products and technologies that are complementary to our business. A portion of the net proceeds may be used to fund acquisitions or investments. We currently have no arrangements, agreements or understandings for any such acquisitions or investments.

                                DIVIDEND POLICY

  We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying dividends in the future.

                                 CAPITALIZATION

  The following table sets forth our capitalization at December 31, 1999:

  .  On an actual basis;

  . On a "pro forma" basis to reflect the conversion of all outstanding convertible preferred stock and convertible promissory notes and the exercise of warrants as described in the first paragraph after the table under "Summary--The Offering" on page 6 and the repayment after December 31, 1999 of $1,966,000 of line of credit borrowings and $811,000 of capital lease obligations; and

  . On a "pro forma as adjusted" basis to reflect the sale of 3,600,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting the estimated underwriting discount and offering expenses payable by us, and the application of a portion of the net proceeds to repay our debt and capital lease obligations.

                                                   As of December 31, 1999
                                                -------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                --------  --------- -----------
                                                 (In thousands, except share
                                                     and per share data)
Convertible promissory notes, including
 accrued interest(1)..........................  $  8,064   $   --    $    --
                                                --------   -------   --------
Line of credit and capital lease obligations,
 including current portion....................     4,765     1,988        --
                                                --------   -------   --------
Other long-term obligations...................       150       150        150
                                                --------   -------   --------
Mandatorily redeemable convertible preferred
 stock, Series B, C, and D $.001 par value;
 12,178,649 shares designated; 12,083,509
 shares outstanding, none pro forma and pro
 forma as adjusted............................    36,130       --         --
                                                --------   -------   --------
Stockholders' equity (deficit):
  Preferred stock, Series A convertible, $.001
   par value; 13,907,895 shares authorized,
   5,000,000 shares pro forma and pro forma as
   adjusted; 449,277 shares designated and
   outstanding, none pro forma and pro forma
   as adjusted................................       342       --         --
  Common stock, $.001 par value; 35,000,000
   shares authorized, 70,000,000 shares pro
   forma and pro forma as adjusted; 1,449,367
   shares issued and outstanding, 15,267,481
   pro forma and 18,867,481 pro forma as
   adjusted...................................         3        15         19
  Additional paid-in capital..................     6,256    57,216    103,134
  Deferred stock-based compensation...........    (3,613)   (3,613)    (3,613)
  Accumulated deficit.........................   (41,778)  (41,778)   (41,778)
  Accumulated other comprehensive loss........       (11)      (11)       (11)
                                                --------   -------   --------
   Total stockholders' equity (deficit).......   (38,801)   11,829     57,751
                                                --------   -------   --------
   Total capitalization.......................  $ 10,308   $13,967   $ 57,901
                                                ========   =======   ========

--------
(1) The face value of the convertible promissory notes is $8.5 million. The difference between the face value and the amount shown above reflects the allocation of a portion of the proceeds from the sale of $4.5 million of such notes to the warrants that were issued in connection with such sale. See Note 5 of Notes to the Consolidated Financial Statements.

  The above table excludes the shares of common stock issuable upon exercise of outstanding options and warrants described in the second paragraph after the table under "Summary--The Offering" on page 6.

  Subsequent to December 31, 1999 (through May 1, 2000), the Board of Directors granted options to purchase an additional 175,098 shares of common stock at a weighted average exercise price of $13.30 per share. See "Management--Incentive Stock Plans" for a detailed description of our incentive stock plans and "Description of Capital Stock" for a detailed description of our capital stock.

                                    DILUTION

  Our pro forma net tangible book value as of December 31, 1999 was $11.8 million, or $0.77 per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving effect to the conversion of all outstanding convertible preferred stock and convertible promissory notes and the exercise of warrants as described in the first paragraph after the table under "Summary--The Offering" on page 6.

  After giving effect to the sale of 3,600,000 shares of common stock offered by this prospectus at the initial public offering price of $14.00 per share, less the underwriting discount and offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been $57.8 million, or $3.06 per share. This represents an immediate increase in the pro forma net tangible book value to existing stockholders of $2.29 per share and an immediate dilution to new investors of $10.94 per share. The following table illustrates this dilution on a per share basis:

   The initial public offering price per share...................       $14.00
     Pro forma net tangible book value per share as of
      December 31, 1999.......................................... $0.77
     Increase per share attributable to public investors.........  2.29
                                                                  -----
   Pro forma net tangible book value per share after the
    offering.....................................................         3.06
                                                                        ------
   Dilution per share to public investors........................       $10.94
                                                                        ======

  The following table summarizes, on a pro forma basis as of December 31, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (i) by our existing stockholders; and (ii) by the new public investors purchasing stock in this offering:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
   Existing stockholders (1)..  15,267,481   80.9% $47,090,884   48.3%  $ 3.08
   New public investors ......   3,600,000   19.1   50,400,000   51.7    14.00
                                ----------  -----  -----------  -----
     Total....................  18,867,481  100.0% $97,490,884  100.0%
                                ==========  =====  ===========  =====

--------
(1) Including Hoya Healthcare Corporation. See "Certain Transactions--Hoya Healthcare Corporation."

  The above table excludes the outstanding options and warrants described in the second paragraph after the table under "Summary--The Offering" on page 6. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. Assuming the exercise of all options and warrants outstanding as of December 31, 1999, the number of shares purchased by existing stockholders would be 17,886,289, or 83.2%, and the total consideration paid by existing stockholders would be $52,971,856, or 51.2%, for an average price per share of $2.96.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the five years ended December 31, 1999 are derived from our financial statements, which were audited by Arthur Andersen LLP, independent public accountants.

  The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. In particular, see Note 2 to consolidated financial statements for an explanation of the calculation of net loss per share and per share amounts.

                                     For the Years Ended December 31,
                                ----------------------------------------------
                                 1995     1996     1997      1998      1999
                                -------  -------  -------  --------  ---------
                                (In thousands, except share and per share
                                                  data)
Consolidated Statements of
 Operations:
Net sales.....................  $    --  $    --  $    --  $  2,143  $  28,694
Cost of sales (1).............       --       --       --     2,056     17,062
                                -------  -------  -------  --------  ---------
  Gross profit................       --       --       --        87     11,632
                                -------  -------  -------  --------  ---------
Operating expenses:
  Selling, general and
   administrative (1).........      944      455    1,471     8,444     17,343
  Research and development
   (1)........................      136    1,090    3,855     5,832      7,015
  Stock-based compensation....       --       --       --        --      1,025
                                -------  -------  -------  --------  ---------
    Total operating expenses..    1,080    1,545    5,326    14,276     25,383
                                -------  -------  -------  --------  ---------
Operating loss................   (1,080)  (1,545)  (5,326)  (14,189)   (13,751)
Other income (expense)........        7      (39)      91       311     (1,155)
                                -------  -------  -------  --------  ---------
Net loss......................   (1,073)  (1,584)  (5,235)  (13,878)   (14,906)
Accretion on mandatorily
 redeemable convertible
 preferred stock..............      (33)    (148)    (593)   (1,561)    (2,431)
                                -------  -------  -------  --------  ---------
Net loss applicable to common
 stockholders.................  $(1,106) $(1,732) $(5,828) $(15,439) $ (17,337)
                                =======  =======  =======  ========  =========
Basic and diluted net loss per
 common share.................  $ (2.26) $ (3.21) $ (8.23) $ (15.61) $  (12.72)
                                =======  =======  =======  ========  =========
Weighted average number of
 common shares outstanding....  487,857  539,364  708,403   988,844  1,363,221
                                =======  =======  =======  ========  =========

--------
(1) Excludes the following amounts of noncash stock-based compensation separately reflected: cost of sales--$47; selling, general and administrative--$840; and research and development--$138.

                                           As of December 31,
                                ---------------------------------------------
                                 1995     1996     1997      1998      1999
                                -------  -------  -------  --------  --------
                                             (In thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents...... $ 1,146  $ 1,264  $ 1,718  $ 11,930  $  5,939
Working capital (deficit)......   1,085    1,996   10,521     8,706    (5,119)
Total assets...................   1,250    2,619   13,091    16,872    18,462
Long-term obligations..........     485      438      625     1,690     2,085
Convertible promissory notes...      --       --       --        --     8,064
Mandatorily redeemable
 convertible preferred stock...   1,783    4,636   19,555    33,662    36,130
Total stockholders' deficit....  (1,100)  (2,801)  (8,549)  (23,853)  (38,801)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties. These statements refer to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "believes," "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, the risks discussed in the section titled "Risk Factors" in this prospectus.

Overview

  We design, manufacture and market advanced digital hearing aids and hearing aid components designed to provide the highest levels of satisfaction for hearing impaired consumers. We were primarily engaged in hearing aid research and development from our inception in 1991 to September 1998, at which time we shipped our first branded product, NATURA. In 1999, we also began selling hearing aid components consisting of our proprietary digital signal processing, or DSP, platform to established hearing aid companies and partially completed hearing aids, or faceplates, to distributors who market finished hearing aids under our brand name.

  In reporting our financial condition and results of operations, we report two geographic operating segments. We generally evaluate our operating results on a company-wide basis because the principal components of all of our products are sourced from the United States and all research and development and considerable marketing and administrative support are globally provided from the United States. However, management reviews the operating results of our Denmark-based subsidiary, Sonic Innovations A/S, to make decisions about resource allocation and to assess performance.

Comparison of the Years Ended December 31, 1999 and December 31, 1998

  Net Sales. Net sales consist of product sales less provisions for sales returns, which are made at the time of sale. Sales are recognized when products are shipped. Net sales were $28.7 million for the year ended December 31, 1999, an increase of $26.6 million from net sales of $2.1 million for the year ended December 31, 1998. Because we began selling our products in September 1998, the 1998 amount reflects only one full quarter of sales, all of which consisted of branded products in the United States. The 1999 amount reflects a full year of sales and includes $4.2 million of European sales and $11.0 million of hearing aid component sales. The balance of the net sales increase of $11.4 million related to growth in our United States customer base. During 1999, we introduced our behind-the-ear hearing aid model, which accounted for the majority of our European sales and allowed us to expand our market penetration in the United States. See "Business--Customers."

  We have a 90-day return period for our branded products and do not allow returns of our hearing aid components. The provisions for sales returns aggregated $0.7 million and $10.1 million in 1998 and 1999, respectively. This increase principally related to the increase in net sales from 1998 to 1999. As of December 31, 1998 and 1999, allowances for sales returns of $0.3 million and $2.0 million, respectively, were reflected as a reduction in accounts receivable. We believe that the hearing aid industry in the United States experiences a high level of product returns due to factors such as statutorily required liberal return policies and product performance inconsistent with consumers' expectations. We believe our return levels are within the range experienced by other high-end hearing aid manufacturers. Due to the need to provide a return policy competitive with industry practice for our higher-end, higher-priced products, we expect sales returns of our non-CONFORMA products to continue at historical levels. We believe that our CONFORMA product has the potential to experience lower levels of returns in the future. However, because our experience with CONFORMA at this point is very limited, we are unable to predict whether our return levels on our CONFORMA product will achieve lower levels of returns at some future time.

  Cost of Sales. Cost of sales consists of manufacturing costs, royalty expenses, quality assurance costs and costs associated with product returns, remakes and repairs. Cost of sales was $17.1 million for the year ended December 31, 1999, an increase of $15.0 million from cost of sales of $2.1 million for the year ended December 31, 1998. The increase is primarily due to the increase in net sales. As a percentage of net sales, gross profit increased to 41% for the year ended December 31, 1999 from 4% the previous year as the fixed costs of our manufacturing operations were spread over a much greater sales level. During 1998 and 1999, cost of sales was adversely affected by low production volumes of our hearing aids relative to the fixed costs of manufacturing capacity and manufacturing overhead at our Salt Lake City and Minneapolis facilities. In addition, during the initial phase of selling products in 1998 and early 1999, we were required to outsource some of our production to keep up with demand, which adversely impacted our costs and gross margin. We discontinued this outsourcing in April 1999 as we developed the capability and the capacity to manufacture our requirements internally. During the first half of 1999, we experienced product quality issues including custom-molded hearing aid shells that did not match impressions received from the hearing care professional, completely-in-the-canal hearing aids not being built small enough, excessive feedback caused by poor electronic componentry placement, and incorrect venting or wire routing within the hearing aids. Those issues related directly to an inexperienced hearing aid work force.

  In the fall of 1999, we relocated our hearing aid production operation from Salt Lake City to the Minneapolis area, where the presence of many major hearing aid and medical device companies has created a skilled labor pool. With the transition from Salt Lake City to Minneapolis, our production staff hearing aid experience levels increased from an average of 0.8 years to 9.4 years. While the duplication of manufacturing operations and costs of relocation adversely affected our 1999 cost of sales, we expect to derive future benefits in terms of reduced costs and increased quality of production. During the fourth quarter of 1999, customer complaints relating to product quality declined and we believe that we have now resolved all significant product quality issues that affected us in 1999. In addition, we believe we have improved our manufacturing processes as we have increased our production capacity.

  At the time of sale, we provide for the cost of remaking and repairing products under warranty, including hearing aid components. The warranty period is generally one or two years for branded products and 30 to 120 days for hearing aid components. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time. In 1998 and 1999, the provisions for warranty costs were $0.2 million and $1.3 million, respectively. As of December 31, 1998 and 1999, the warranty reserve was $0.1 million and $0.4 million, respectively.

  Selling, General and Administrative. Selling, general and administrative expense primarily consists of wages and benefits for sales and marketing personnel, sales commissions and advertising, marketing support and administrative expenses. Selling, general and administrative expense was $17.3 million for the year ended December 31, 1999, an increase of $8.9 million, or 105%, from the $8.4 million recorded for the year ended December 31, 1998. This increase was largely due to starting up and expanding our European operations ($2.8 million), increased marketing expenditures related to the introduction of new products ($2.3 million) and increased selling expenses related mainly to the hiring of additional direct sales and sales support personnel to increase sales and improve customer service ($2.5 million).

  We expect selling, general and administrative expense to increase as we expand our staff, incur additional costs related to the anticipated growth of our business and increase direct-to-consumer advertising and promotions. We intend to continue to pursue an aggressive branding and advertising campaign and therefore, we expect marketing related expenses to increase. Marketing expenses may also vary considerably from quarter to quarter as a result of the timing of our advertising campaigns. To the extent that our sales volume increases in future periods, we expect sales and marketing expenses to increase as we expand our customer service distribution and fulfillment activities. This includes the costs of staffing and further developing our direct sales force and customer care capabilities.

  Research and Development. Research and development expense consists primarily of wages and benefits for personnel and consulting, software, intellectual property, clinical study and engineering support costs. Research and development expense was $7.0 million for the year ended December 31, 1999, an increase of $1.2 million, or 20%, from the $5.8 million recorded for the year ended December 31, 1998. Increased research and development expense in 1999 related to development of CONFORMA, which we began test marketing at the end of 1999, and our NATURA behind-the-ear hearing aid model, which we introduced in the second quarter of 1999, as well as costs incurred in connection with our ISO 9001 approval and CE mark certification that allowed us to begin sales of hearing aids in Europe. We are making continual efforts to improve our existing products as well as to develop new products because we believe that investment in new product development is critical to attaining our strategic objectives. As a result, we expect research and development expense to continue to increase.

  Stock-Based Compensation. We have recorded deferred stock-based compensation expense of $4.6 million, representing the difference between the exercise price and the deemed fair value of the common stock on the grant date for stock options granted to employees in 1999. This amount is being amortized over the vesting periods of the individual stock options. In 1999, $1.0 million of this amount was amortized, and the remaining amount will be amortized as follows:
$2.1 million, $0.9 million, $0.4 million and $0.2 million in the years ended December 31, 2000, 2001, 2002 and 2003, respectively.

  Other Income (Expense). Other income consists primarily of earnings on our cash and cash equivalents. Other expense consists principally of interest associated with convertible promissory notes, short-term borrowings and capital lease obligations. We incurred other expense of $1.2 million for the year ended December 31, 1999 compared to other income of $0.3 million for the year ended December 31, 1998. This shift resulted from decreased cash and cash equivalents and increased debt necessary to support our operations, capital expenditures and increased working capital requirements in 1998 and 1999. We expect other income to increase in the future based on investment of the net proceeds from this offering.

  Income Tax Provision. There has been no provision or benefit for income taxes for any period since inception due to our operating losses. See "Tax Matters."

Comparison of the Years Ended December 31, 1998 and December 31, 1997

  Net Sales. Net sales were $2.14 million for the year ended December 31, 1998 compared to no sales for the year ended December 31, 1997. In September 1998, we introduced our first branded product line, NATURA, to the United States market. All sales in 1998 related to the NATURA line.

  Cost of Sales. Cost of sales was $2.06 million for the year ended December 31, 1998 compared to no cost of sales for the year ended December 31, 1997. The gross margin of 4% in 1998 was due to the high costs of establishing and maintaining manufacturing operations with a low volume of production.

  Selling, General and Administrative. Selling, general and administrative expense was $8.4 million for the year ended December 31, 1998, an increase of $6.9 million from the $1.5 million recorded for the year ended December 31, 1997. This increase was primarily due to marketing-related spending supporting the introduction of the NATURA product line and the hiring of sales and sales support personnel to increase sales and commence customer service activities.

  Research and Development. Research and development expense was $5.8 million for the year ended December 31, 1998, an increase of $1.9 million, or 51%, from the $3.9 million recorded for the year ended December 31, 1997. Much of the increased spending was due to improvements to our DSP platform. During the beginning of 1998, changes were made to our DSP platform to move it from a prototype stage to a manufacturable integrated circuit. We also made improvements to EXPRESSfit, our system for programming our hearing aids, to make the process more compatible with hearing care professionals' expectations.

  Other Income (Expense). Other income of $0.3 million for the year ended December 31, 1998 increased by $0.2 million from the $0.1 million of other income recorded for the year ended December 31, 1997. We received additional capital funding during 1998 and as a result had increased income from investing these proceeds.

Quarterly Results

  The fourth quarter of 1998 was the first full quarter in which we generated revenue. The following tables set forth unaudited quarterly consolidated statements of operations for the five quarters ended December 31, 1999 in absolute dollars and as a percentage of net sales. This unaudited quarterly consolidated information, in the opinion of management, includes all adjustments necessary for a fair presentation of such information in accordance with generally accepted accounting principles.

                                          For the Quarters Ended
                              ------------------------------------------------
                              Dec. 31,  March 31, June 30,  Sept. 30, Dec. 31,
                                1998      1999      1999      1999      1999
                              --------  --------- --------  --------- --------
                                              (In thousands)
Net sales.................... $ 2,081    $ 3,221  $ 5,642    $ 8,370  $11,461
Cost of sales................   2,016      3,092    3,532      4,536    5,902
                              -------    -------  -------    -------  -------
Gross profit.................      65        129    2,110      3,834    5,559
Selling, general and
 administrative expense......   4,339      3,871    5,238      4,107    4,127
Research and development
 expense.....................   1,575      1,465    1,759      1,943    1,848
Stock-based compensation.....      --         12       81        147      785
                              -------    -------  -------    -------  -------
Operating loss...............  (5,849)    (5,219)  (4,968)    (2,363)  (1,201)
Other income (expense).......      24          2     (252)      (294)    (611)
                              -------    -------  -------    -------  -------
Net loss..................... $(5,825)   $(5,217) $(5,220)   $(2,657) $(1,812)
                              =======    =======  =======    =======  =======

                             Dec. 31,  March 31,  June 30,  Sept. 30, Dec. 31,
                               1998      1999       1999      1999      1999
                             --------  ---------  --------  --------- --------
Net sales...................   100.0 %   100.0 %   100.0 %    100.0 %  100.0 %
Cost of sales...............    96.9      96.0      62.6       54.2     51.5
                              ------    ------     -----      -----    -----
Gross profit................     3.1       4.0      37.4       45.8     48.5
Selling, general and
 administrative expense.....   208.5     120.2      92.8       49.0     36.0
Research and development
 expense....................    75.7      45.5      31.2       23.2     16.1
Stock-based compensation....      --       0.4       1.4        1.8      6.9
                              ------    ------     -----      -----    -----
Operating loss..............  (281.1)   (162.1)    (88.0)     (28.2)   (10.5)
Other income (expense)......     1.2       0.1      (4.5)      (3.5)    (5.3)
                              ------    ------     -----      -----    -----
Net loss....................  (279.9)%  (162.0)%   (92.5)%    (31.7)%  (15.8)%
                              ======    ======     =====      =====    =====

  The trends implied by the above table are not necessarily indicative of future operating results, growth rates, margins or quarter-to-quarter comparisons.

Liquidity and Capital Resources

  Historically, our principal sources of funds were the sale of common and preferred stock, the sale of subordinated convertible debt, capital lease financing arrangements and bank borrowings, totaling approximately $46.4 million.

  Net cash used in operating activities totaled $4.6 million, $12.5 million and $14.0 million in 1997, 1998 and 1999, respectively. For these periods, net cash used by operating activities was primarily to fund ongoing operations. Net cash used for operating activities consisted primarily of net operating losses and increases in accounts receivable and inventories, which were partially offset by increases in accounts payable and accrued expenses.

  To date, our investing activities have consisted mainly of purchases of property and equipment. Capital expenditures, including those made under capital leases, totaled $1.0 million, $2.3 million and $2.6 million for 1997, 1998 and 1999, respectively. We financed the acquisition of the majority of our 1998 and 1999 property and equipment through capital leases. We expect to experience an increase in our capital expenditures consistent with our anticipated growth in operations, infrastructure and personnel.

  Net cash from financing activities was $14.2 million, $12.8 million and $9.0 million in 1997, 1998 and 1999, respectively. In July 1999, we sold $4.5 million of our 6% convertible promissory notes to our existing investors. The principal and accrued interest on these notes will convert into shares of our common stock at the closing of this offering at the IPO price. In addition, in December 1999, we sold $4.0 million of our 6% convertible promissory notes to Hoya Healthcare Corporation in connection with our appointment of Hoya as our exclusive distributor of branded products in Japan. Hoya has agreed to purchase an additional $3.0 million of our 6% convertible promissory notes on March 31, 2000 and another $3.0 million when we close this offering. All of Hoya's notes will convert into common stock at the closing of this offering--$7.0 million at 93% of the IPO price and $3.0 million at 100% of the IPO price. See "Certain Transactions--Hoya Healthcare Corporation."

  At December 31, 1999, we had $5.9 million in cash and cash equivalents, $4.8 million of line of credit borrowings and capital lease obligations, $8.1 million of convertible notes ($8.5 million in face value), mandatorily redeemable convertible preferred stock with a redemption value of $36.1 million and an accumulated deficit of $41.8 million. We have a $4.0 million bank credit facility, of which $2.0 million was outstanding at December 31, 1999. This borrowing and $0.8 million of capital lease obligations were repaid after December 31, 1999. The line of credit bears interest at a rate of prime plus 2.0% and expires on June 30, 2000. Our credit facility requires us to maintain a specified level of tangible net worth and includes restrictions on our incurring additional unsubordinated indebtedness, pledging or encumbering our assets, paying dividends, and entering into mergers and acquisitions.

  All of the convertible debt and preferred stock will convert into common stock upon the closing of this offering. We intend to repay all of our remaining debt, which we estimate will not exceed $2.0 million of capital lease obligations at the time of the offering, with a portion of the net proceeds from this offering. See "Use of Proceeds" and "Capitalization."

  We have issued warrants for the purchase of our common stock in connection with various financing arrangements based on the requirements of those who provided us with financing. We issued warrants to purchase 236,853 shares, exercisable at $3.80 per share, to our existing investors in connection with their purchase of $4.5 million of our 6% convertible promissory notes in July and August 1999. We issued warrants to our bank for 17,258 shares, exercisable at $3.04 per share, in May 1998 in connection with equipment financing and 20,706 shares, exercisable at $3.80 per share, in December 1999 in connection with establishing a new line of credit.

  We have utilized stock options as a means of attracting and retaining talented managers, and we also grant stock options to all employees upon their employment with us. Options generally vest over a four-year period. At December 31, 1999, we had 2,580,844 options outstanding at a weighted average exercise price of $2.23 per share, of which 774,278 were exercisable at a weighted average exercise price of $0.70 per share.

  We expect to experience growth in our operating expenses in order to execute our business plan, particularly in the areas of research and development and sales and marketing. As a result, we estimate that these operating expenses, as well as other expenditures we expect to incur to improve our manufacturing capability and increase our manufacturing capacity, will constitute a significant use of our cash resources for at least the next twelve months. In addition, we may use cash resources to fund acquisitions of complementary businesses and technologies; however, we currently have no commitments or agreements and are not involved in any negotiations regarding such transactions. We believe that the net proceeds we will receive from Hoya and from this offering, together with our available cash and bank line of credit, will be sufficient to meet our operating and working capital requirements and capital expenditures for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosures About Market Risk

 Interest Rate Risk

  To date, we have not utilized derivative financial instruments or derivative commodity instruments. We invest our cash in money market funds, which are subject to minimal credit and market risk. All of our outstanding debt will be repaid or converted in connection with this offering. We believe the market risks associated with these financial instruments are immaterial.

 Foreign Currency Risk

  We face foreign currency risks primarily as a result of the revenues we receive from sales made outside the United States. Fluctuations in the exchange rates between the U.S. dollar and other currencies could increase the sales price of our products in international markets where the prices of our products are denominated in U.S. dollars or lead to currency exchange losses where the prices of our products are denominated in local currencies.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." We are required to adopt SFAS No. 133 for the year ending December 31, 2000. SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because we currently hold no derivative financial instruments and do not currently engage in hedging activities, adoption of SFAS No. 133 is expected to have no material impact on our financial condition or results of operations.

Tax Matters

  As of December 31, 1999, we had federal net operating loss carryforwards of approximately $24.5 million and foreign net operating loss carryforwards of approximately $1.6 million. Our net operating loss carryforwards will expire at various dates beginning in 2003 through 2019, if not utilized. Utilization of the net operating loss carryforwards is subject to a substantial annual limitation due to the "change of ownership" rules provided by the Internal Revenue Code and similar state tax provisions. We have evaluated the potential impact of these provisions on our ability to utilize the net operating loss carryforwards. See Note 7 of Notes to Consolidated Financial Statements for a detailed discussion of the limitations. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period.

  Deferred tax assets and liabilities are based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We have provided a full valuation allowance against our net deferred tax assets due to uncertainties surrounding their realization, primarily due to our lack of an earnings history. See Note 7 of Notes to Consolidated Financial Statements.

                                   BUSINESS

Overview

  We design, manufacture and market advanced digital hearing aids and hearing aid components that are programmable and are designed to provide the highest levels of satisfaction for hearing impaired consumers. Capitalizing on a new understanding of human hearing, we have developed patented digital signal processing, or DSP, technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. Our NATURA products incorporate our DSP technologies, are among the smallest products available today and can be purchased in the three most common custom-molded plastic shell models. Our CONFORMA product, a programmable completely-in-the-canal model, also incorporates our DSP technologies and is an innovative hearing aid that delivers a fast, comfortable fit in the smallest hearing aid available. We believe our hearing aids set a new standard for consumer satisfaction because they are smaller, more comfortable and more reliable and deliver more natural sound than competing hearing aids.

  We introduced our first branded line, NATURA, in the United States in September 1998 and internationally in 1999. Since the NATURA introduction, we have achieved five consecutive quarters of increasing revenues, culminating in net sales of $11.5 million and a net loss of $1.8 million in the fourth quarter of 1999. We introduced our second brand, CONFORMA, in March 2000. CONFORMA, using the same proprietary DSP technologies as NATURA, achieves the same superior sound quality but incorporates new materials technology to deliver instant-fit capability. CONFORMA also makes advances in miniaturization, comfort and reliability. We continue to invest in research and development to introduce new products and product improvements. We sell our branded products directly to more than 1,000 hearing care professionals in the United States and through a network of established distributors throughout much of Europe, Japan, Australia and Canada.

  Based on industry data provided by the Hearing Industries Association, we believe that digital hearing aids represent the fastest growing segment of the hearing aid market. As digital technology replaces analog technology, we believe the market will be increasingly segmented into companies that have digital hearing aids and those that do not. We are capitalizing on this emerging market trend not only by selling our branded products, but also by selling hearing aid components consisting of our proprietary DSP platform to established hearing aid companies that lack a satisfactory digital product line. This strategy provides significant additional revenue and future opportunity while accelerating the validation of our technology in the marketplace.

Background

 The Ear and Hearing

  The following is a diagram of the ear and its various components:

[Diagram of ear with the following components identified: outer ear, malleus (hammer), incus (anvil), organ of balance, stopes (stirrup), nerves to the central auditory system and brain, inner ear (cochlea), eustachian tube, middle ear, tympanum (eardrum), pinna and ear canal.]

  The ear is a sensory organ that can be divided into four sections: the outer ear, the middle ear, the inner ear and the central auditory system. Sound processing begins as external sounds enter the outer ear, travel down the ear canal and strike the eardrum. The sound vibrations are transferred from the eardrum via the ossicular bone chain in the middle ear to the inner ear. In the inner ear, the sound waves create fluid vibrations in the cochlea, a fluid-filled, snail-shaped organ that codes sound vibrations into nerve impulses using thousands of tiny hair cells. These nerve impulses relay sound information to the brain via a network of neural transmitters known as the central auditory system. Various portions of the central auditory system then process and analyze these impulses, providing the sensory perception of hearing.

  The range of human hearing is measured in both frequency, referred to as pitch, and intensity, referred to as loudness. Pitch is classically measured in cycles per second, or Hertz (Hz), while loudness is gauged in decibels (dB). Sound itself is actually a form of energy that is characterized in Hz and dB.

  Speech is one of the most important sounds we hear and process. It provides information, warning signals, emotion, localization and a sense of three-dimensional space. Speech sounds contain energy in the frequencies from about 125 to 8,000 Hz and conversational speech levels span from 30 to 70 dB. Vowels tend to be the louder components and lie in the lower portion of the frequency range while consonants are softer and lie in the higher frequency range.

 Hearing Impairment

  The major causes of hearing loss are aging, noise exposure, disease and injury. Hearing loss is usually gradual and painless, in many cases developing so slowly that it is barely noticeable. People often do not realize that they have lost some of their hearing, even though family, business associates and friends may be quite aware of it. The effects of any hearing loss can be severe, often dramatically changing the affected person's lifestyle. In adults, hearing loss creates coping mechanisms, which may include isolation from family and friends and a reluctance to participate in public events. In children, hearing loss may negatively affect the ability to learn, the development of communication skills, and the ability to interact with others.

  According to The Carnegie Group, approximately 90% of all permanent hearing impairments are characterized as sensorineural losses, and the remaining 10% are characterized as conductive losses. Conductive losses, which are caused by structural imperfections in the ear, can generally be corrected by surgery. Sensorineural losses, which stem from deterioration of or damage to the cochlea, typically cannot be improved by medical or surgical means. Hearing aids offer the most effective means of improving sensorineural losses.

  In the case of sensorineural hearing loss, the various sounds are not affected equally. Typically, higher frequencies are more difficult to perceive than lower frequencies. Accordingly, the first sounds to "disappear" are those that have the highest pitches, such as women's and children's voices and birds' singing. Furthermore, speech becomes much more difficult to comprehend since it is the softer, high-pitched consonants that provide essential information to facilitate discrimination among words. Consider the following word list: cat, hat, fat, sat. Without the ability to clearly understand the first letter of each of these words, a person is rendered helpless to make out meaning and context and to truly comprehend what is being said. This inability to discriminate among words can make it significantly more difficult to understand what is said in public gatherings, on television or over the telephone and impedes conversation within a group of people. As a result, people with hearing losses often complain that they can hear others talking but do not understand what is being said.

  An example of the impact of high-frequency hearing loss is illustrated by the following chart:

[Graph of high-frequency hearing loss. Vertical axis measures loudness in decibels from 0 to 120. Horizontal axis measures frequency in Hertz from 0 to 16,000. The upper comfort is identified across all frequencies at 120 decibels. A line of relatively constant slope, beginning at approximately 125Hz, 20dB and extending through approximately 16,000Hz, 83dB, identifies the threshold of impaired hearing. A dotted line, beginning at approximately 125Hz, 20dB dipping to approximately 4,000Hz, 10dB and rising to approximately 16,000Hz, 18dB, marks the threshold of normal hearing. An elipse shows that lawnmower occupies frequencies between approximately 125 and 750Hz and is between approximately 97 and 105dB. Another elipse shows that vowels in speech occupy frequencies between approximately 150 and 800Hz and is between approximately 57 and 65dB. A final elipse shows that consonants in speech occupy frequencies between approximately 2,500 and 10,000Hz and is between approximately 38 and 46dB.]

  Individual hearing loss does not occur uniformly across the frequency range. Rather, hearing loss occurs at specific frequencies over the audible range. As a result, the best solutions are those that provide amplification where it is needed and not broadly across the frequency range. To improve hearing among hearing impaired individuals, it is critical that the soft sounds of speech are raised to the level of audibility while environmental sounds are concurrently maintained at a comfortable level.

 The Hearing Aid Market

  The market for hearing aids is very large and has substantial unmet needs. Industry researchers estimate that there are approximately 300 million people worldwide, including nearly 30 million in North America, who have hearing deficits sufficiently severe to interfere with their understanding of normal, everyday speech. However, according to MarkeTrack, a leading industry publication, only approximately 20% of these persons have purchased a hearing aid, and only half of these hearing aid owners routinely wear their hearing aids. Company-sponsored surveys conducted by a third-party research firm indicate that more than two-thirds of hearing aid owners are dissatisfied with the performance of their hearing aids in noisy environments.

  The use of hearing aids is particularly low among the mild and moderate segments of the hearing impaired population, which are generally populated with younger individuals. These segments of the population are estimated to comprise over 80% of the hearing impaired population, but often do not purchase hearing aids due to the stigma associated with wearing a hearing aid and because existing products are perceived as inadequate, uncomfortable, unreliable, expensive and unattractive.

  The following table shows the percentage of each of the four segments of the hearing impaired population that have purchased hearing aids:

                                          % of Impaired              % of Hearing
        Impairment Classification          Population               Aid Penetration
        -------------------------         -------------             ---------------
                  Mild                          31%                         4%
                Moderate                        50                         22
                 Severe                         15                         50
                Profound                         4                         37

  Despite this low level of market penetration and high degree of dissatisfaction, in 1998 worldwide retail sales of hearing aids were approximately $4.6 billion and wholesale sales were approximately $1.8 billion. The number of hearing aids sold has grown 5% annually during the 1990's. We anticipate that demographic trends, such as the aging of "baby boomers," will accelerate the growth in the size of the hearing impaired population.

  The hearing aid market can be categorized into two segments: analog and digital. Digital hearing aids were first introduced in 1996 and currently represent 10% of global hearing aid sales. Despite their premium pricing, digital hearing aids represent the fastest growing segment of the market. We believe that as companies exploit the full potential of the digital platform over the next several years, the percentage of sales from digital hearing aids will increase significantly.

  According to MarkeTrak, nearly 40% of all hearing aids are sold in the United States and about one-third are sold in Europe. The Pacific Rim represents nearly 15% of global volume and the rest of the world accounts for the balance.

 Hearing Aids and Hearing Aid Technology

  Types of Hearing Aids

  A hearing aid generally consists of an external shell surrounding a microphone that detects incoming sound and an amplifier that increases the intensity of the sound either across the frequency spectrum or, for newer, programmable hearing aids, a limited part of the spectrum. The hearing aid also contains a miniature speaker (receiver) to transmit the modified sound to the eardrum. A tiny battery with a life of one to four weeks supplies power.

  Hearing aids are generally available in several models and sizes. The four most common configurations are, ranging from smallest to largest:

  .  completely-in-the-canal;

  .  in-the-canal;

  .  in-the-ear; and

  .  behind-the-ear.

  The smaller devices are usually inconspicuous, address less severe hearing losses and are more expensive than larger devices. The larger devices generally address more severe hearing losses and also appeal to individuals with limited manual dexterity, who may find the smaller devices harder to manipulate.

  The Evolution of Hearing Aid Technology

  Early hearing aids simply amplified previously inaudible sounds to an audible level, which caused sounds that were comfortable or fairly loud to become uncomfortably loud. Hence, the wearer was often forced to adjust the hearing aid volume control in order to avoid distortion and find the acceptable balance between sounds of differing intensities. This problem severely limited improvements in speech intelligibility, so hearing was, in reality, only partially improved.

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

  In the 1980's, hearing aids emerged that amplified sounds at different frequencies by predetermined amounts. These hearing aids were also able to limit sound amplification beyond a specified level to avoid discomfort associated with overamplification. Although hearing aids employing this technology helped somewhat and are still sold today, these hearing aids did not improve speech recognition to a level that satisfied users.

  In the early 1990's, multiband compression was introduced into hearing aids. This technology enabled differential amplification, which varies according to input intensity level, of two or more separate parts of the frequency spectrum. Many hearing aid companies have now developed analog multiband compression circuits that improve speech intelligibility from its previously low levels.

  By 1996, technological advances based on digital signal processing led to the first digital hearing aids. Digital technology allows more channels, or "bands," to segregate the frequency range and provides better compression and more effective sound processing algorithms to be built into smaller integrated circuits that consume less power. As a result, battery life is longer. Analog circuits can provide very similar sound processing benefits, but not in the small size, low-power integrated circuits required for small hearing aids.

  Nearly 20% of today's hearing aids are classified as "premium" hearing aids. Premium hearing aids are often called "programmables" because a prescriptive correction adapted to an individual's hearing loss is loaded into each hearing aid. Sophisticated multiband compression circuits enable these hearing aids to deliver differential amplification in the frequency bands where it is most needed. Some of these hearing aids have analog signal processing and digital programming, while some have digital signal processing and digital programming.

  The Process of Getting a Hearing Aid

  Hearing aids are sold as a part of a bundled package that typically includes the devices themselves, the audiological exam and related services. In the United States, the bundle is usually paid for entirely by the consumer, since Medicare, Medicaid and private insurance historically have not provided coverage. The hearing care professional devotes significant time to the consumer, and it is the hearing care professional who determines the price of the package.

  We believe that premium hearing aids, either 100% digital or digitally programmable, typically cost the consumer $2,000 to $3,500 each (or $4,000 to $7,000 per pair), with $1,000 to $1,400 of this going to the manufacturer. Conventional analog hearing devices, comprising 80% of sales in the market, typically cost the consumer $750 to $1,200 each, with one-third to one-half of the price going to the manufacturer.

  An individual who seeks help for a sensorineural hearing loss is often referred by an ear-nose-throat physician to a hearing care professional--an audiologist or a hearing aid dispenser. The hearing care professional performs an audiologic test and extensive fitting procedures prior to selling the hearing device.

  Most hearing aids, particularly in the United States, are custom-made to each individual's ear canal, particularly for users in the mild to moderate loss category. The hearing care professional first takes an impression of the person's ear canal with a liquid silicone material that hardens to the approximate shape of the canal. This impression is sent to the manufacturer who then builds an aid within a custom shell that matches the impression. This process usually requires about one week.

  There is considerable art and craftsmanship associated with creating custom hearing aids that fit comfortably. A great deal of judgment is involved in shaping the final shell, and the impressions themselves are often imperfect replicas of the consumer's canal anatomy. The hearing care professional either makes small modifications to the shell by sanding different surfaces or sends the hearing aid back to the manufacturer for a remake due to discomfort. It is quite common for a new hearing aid to require remaking, which often requires an additional week.

  Limitations of Traditional Hearing Aids

  Traditional hearing aids have generally failed to satisfy the needs of the hearing impaired due to several limitations in the performance of the hearing aids themselves as well as in the process required to purchase hearing aids. Although some manufacturers have made advances in one or two of the areas listed below, to date, no hearing aid manufacturer has successfully addressed all of the following limitations with a single hearing aid:

  . Lack of Acceptable Sound Quality. A large measure of user dissatisfaction stems from the lack of adequate or acceptable sound processing. Of the hearing aids sold today, we estimate that 80% are manufactured using older analog technology. These low-price hearing aids were designed to make everything louder by amplifying all sounds by a predetermined amount regardless of the frequency or intensity of the incoming sounds. Despite technological advances over the last 30 years, many newer premium hearing aids simply use digital technology to implement an older understanding of human hearing and are thus unable to restore natural sound quality.

  . Cosmetically Unappealing. Traditional hearing aids are large, unattractive devices. Many hearing impaired individuals feel there is a stigma attached to wearing a noticeable hearing aid.

  . Uncomfortable. Virtually all hearing aids, despite being custom-molded, are made of hard plastic that can irritate the wearer after prolonged use.

  . Lengthy Process of Obtaining a Hearing Aid. The time from an initial appointment until the delivery of a final hearing aid can take from one to four weeks and involves multiple appointments with a hearing care professional. In addition, a consumer returning a hearing aid for a remake or repair must wait a week or more for a refurbished hearing aid, during which time the consumer is without the benefit of a custom hearing aid.


  . Unreliable. Hearing aids have historically been viewed by many owners as unreliable and, in fact, often require repair more than once a year. The majority of these repairs are caused by an accumulation of earwax as opposed to a component malfunction. Wearers typically do not clean their aids and many hearing care professionals are ineffective in this endeavor so the manufacturer is often left to perform this service.

  . Expensive. Hearing aids can cost up to $3,500 each, which represents a significant investment for the hearing impaired individual.

  The limitations of current hearing aid products, the inefficiencies of the dispensing process and the custom nature of fitting a hearing aid have led to high levels of returns, remakes and repairs, which are commonly referred to in the industry as the "three R's." Returns, remakes and repairs have affected manufacturers, dispensers and wearers for decades and significantly increase costs for all three groups.

  According to the Hearing Review, an industry publication, approximately 20% of all hearing aid products are returned to manufacturers for credit. Product returns result, in large part, from lenient return policies. Consumer protection laws allow consumers to return their hearing aids for a refund if they are dissatisfied during an initial trial period, which generally ranges from 30 to 90 days. Many dispensing audiologists take advantage of these liberal return policies and fit consumers with two or three hearing aids before selecting a final product. The unused, now custom-fitted, hearing aids are simply returned to the manufacturers for credit. In addition, particularly after enduring a time intensive process and paying a high cost for a hearing aid, a consumer's expectations for product performance may be beyond the product's capability, or the consumer may not perceive that the hearing aid offers an appropriate value. As a result, we believe that return rates for premium products are higher than those for traditional hearing aids.

  Our experience shows approximately 30% of the custom-molded shells manufacturers produce are returned to manufacturers for a product remake. The current custom-molding process used to fit hearing aids into the person's ear canal is inexact and generally requires the hearing care professional to make small modifications to the shell. If a proper fit cannot be achieved by the hearing care professional, he or she will often return the product to the manufacturer to be disassembled and remade, a costly and time-consuming process.

  We estimate that approximately one in five hearing aids are sent to the manufacturer for repair during its warranty period. A majority of hearing aid repairs, however, are not due to component failure, but are caused by an accumulation of earwax in the shell because users do not effectively clean their hearing aids. The manufacturer's repair process typically consists of cleaning the hearing aid and replacing wax-clogged components. This is both time-intensive and costly for all parties involved.

Our Technology Solution

  By simultaneously applying several innovative technologies to achieve improved sound quality, tiny size, comfortable fit and superior reliability, we have developed a new generation of premium-performance hearing aids designed to address the limitations of traditional hearing aids. Our key technologies include the following:

 Digital Signal Processing Technologies

  The core of our technology is our proprietary digital sound processing, or DSP, technologies, which were developed by three world-renowned experts in sound dynamics and digital signal processing. First, Dr. Douglas Chabries, Dean of the College of Engineering and Technology at Brigham Young University, developed a new algorithm for processing audio signals based on an improved understanding of the physical operation of the human cochlea. Then, collaborating with Dr. Thomas Stockham, Jr., digital audio pioneer at the Massachusetts Institute of Technology and later Professor of Engineering at the University of Utah, Chabries refined and patented the core digital sound processing technology used in our hearing aids. Finally, Dr. Carver Mead, Professor of Computer Science at the California Institute of Technology, joined Chabries and Stockham to miniaturize the technology and further develop it for specific application to the human auditory system.

  Using the advancements of our technological founders and this new understanding of human hearing, our proprietary DSP technologies implement a patented set of algorithms. These algorithms pre-process the incoming sound and present it to the impaired cochlea in a way that restores natural loudness perception and preserves the cues necessary for speech understanding. In addition, our DSP technologies process sound at a rate we believe to be significantly faster than other hearing aids. Traditionally, hearing aids have not processed sounds quickly enough to allow a wearer to "localize" sounds, or ascertain which direction a sound is coming from. We believe that our products are the first to solve this problem, thus providing a much more natural hearing experience and restoring lost localization and directionality of sound.

 Single Chip Solution

  Using state-of-the-art chip design capabilities, we have embedded our proprietary digital sound processing, or DSP, technologies into a single chip that is the smallest, most sophisticated DSP chip available in a hearing aid today. No other hearing aid company has introduced a single-chip DSP solution. This proprietary DSP chip is an advanced, energy-efficient integrated circuit that powers remarkable frequency-specific, level-dependent, multi-channel features. The result of this convergence of advanced hearing science and leading edge digital technology is a family of hearing aids that delivers a more natural, lifelike listening and communication experience and addresses the specific auditory needs of the hearing impaired.

  This integrated circuit contains proprietary technology in the form of our DSP core, analog-to-digital and digital-to-analog converters and on-chip memory.

  . The analog-to-digital converter connects directly to a microphone and converts the changing output signal from an analog level to a digital number. Our analog-to-digital converter incorporates several proprietary design features that represent significant advancements over analog-to-digital converters contained in competitive products.

  . Our DSP core executes the fixed, proprietary algorithm using one of two sets of internally stored, programmable coefficients, or prescriptions. The DSP core then processes the stream of numbers from the analog-to-digital converter and sends them to the digital-to-analog converter.

  . The digital-to-analog converter converts the numbers received from the DSP core to a pulse-width-modulated waveform, which drives the miniature loudspeaker, or receiver.

  . The on-chip memory stores consumer prescriptions, user specific information and manufacturing data.

  Our DSP core contains nine independent compression channels. These nine independent channels allow for precise control of both the frequency response (frequency-dependent gain) and loudness response (level-dependent gain). Approximating a graphic equalizer, our hearing aids break the world of sound down into more than twice as many distinct channels as most other popular hearing aids on the market. As a result, our hearing aids can be fine-tuned to within 1 dB of prescriptive targets at one-half octave intervals across a frequency range from 500 to 6,000 Hz. This precision allows a wearer's prescriptive requirements to be matched with unprecedented accuracy.

[Diagram of Sonic Innovations' DSP core. A microphone is on the left connected to nine independent channels. The channels are labelled from top to bottom:
500Hz, 750Hz, 1000Hz, 1500Hz, 2000Hz, 4000Hz, 5000Hz and 6000Hz. These channels are in turn connected to a receiver.]

 Advancements in Materials Science

  Using proprietary advancements in materials technology, our CONFORMA product utilizes a soft disposable foam tip that, when placed in a wearer's ear canal, conforms quickly and precisely to the shape of the canal, providing an instant fit and increased comfort for the wearer. This stands in contrast to traditional hearing aids that utilize custom-made, hard plastic shells. This disposable tip also addresses a leading cause of hearing aid failures--a natural build-up of earwax.

 EXPRESSfit Software

  In order to ensure that our new model of human hearing and state-of-the-art technologies are properly programmed to the individual needs of the hearing aid wearer, we have developed a proprietary programming system, EXPRESSfit. EXPRESSfit enables our hearing aids to be easily configured by the hearing care professional to the unique needs of the wearer. The advanced technology of our sophisticated DSP chip is programmed by our software to make sure that sounds within each half octave frequency range are amplified appropriately in the right contrasts to sounds in every other channel. Initially presented on a novel hand-held PalmPilot platform, it has also been adapted to work within NOAH, a popular PC-based industry programming and fitting standard. We believe that our software solution is an integral part of ensuring that our technological advances appropriately target and meet the needs of each individual hearing aid consumer.

Our Products

  We have packaged our sophisticated, proprietary technologies into a broad line of premium digital hearing aids which offer what we believe is superior sound quality, smaller size, enhanced personalization and increased reliability at competitive prices. All of our products incorporate our proprietary DSP platform and are programmable to address the hearing loss of the individual user. We currently sell our branded products both as completed hearing aids and as partial hearing aids, or faceplates, to distributors who then market finished hearing aids under our brand names. With our branded products, we also offer a software programming system, EXPRESSfit, which enables these products to be individually configured to the unique needs of the wearer, leading to a substantial improvement in sound quality. In addition, we sell hearing aid components consisting of our DSP platform to established hearing aid manufacturers who then market their private label products containing our DSP platform.

 Our Current Products

  NATURA. We launched our first brand, NATURA, in the United States in September 1998 and expanded distribution to Europe, Japan, Australia and Canada in 1999. NATURA, the first product to incorporate our proprietary DSP technologies, provides what we believe is the best sound quality available in traditionally configured hearing aids. The NATURA product line is available in the four traditional hearing aid configurations, completely-in-the-canal, in-the-canal, in-the-ear and behind-the-ear. Due to the smaller than usual DSP chip used, NATURA products are smaller than most traditional hearing aids.

  CONFORMA. We launched our novel completely-in-the-canal hearing aid, CONFORMA, in the United States in March 2000. Our CONFORMA product introduces a new, innovative hearing aid configuration which delivers a fast, comfortable fit in the smallest hearing aid available, eliminating the need to custom mold a hard plastic shell to fit the wearer's ear canal.

  CONFORMA physically consists of two parts. The first is a tiny core about the diameter of a pencil eraser that contains the product's electronics and our proprietary DSP chip, a smaller and slightly modified configuration of the chip used in the NATURA product line. The second component of CONFORMA is a vented, flexible, disposable soft tip that comes in multiple sizes, fits snugly around the core, and conforms quickly and precisely to the shape of the ear canal.

  CONFORMA is the first product with the potential to address all of the major limitations of traditional hearing aids and significantly alter the way hearing aids are made and sold. Equipped with our proprietary DSP technologies, CONFORMA delivers superior sound quality with improved speech intelligibility. CONFORMA fits far down the ear canal of the wearer, making it nearly invisible and eliminating the stigma of wearing a hearing aid. The foam tip allows the wearer to achieve a custom fit in a single visit and provides superior comfort versus the hard plastic shell of traditional custom-molded models. We have priced CONFORMA to provide a superior price/value package to the consumer.

  CONFORMA directly addresses the major factors leading to the high rates of returns, remakes and repairs associated with traditional hearing aids. Because CONFORMA is not custom-molded, should a wearer choose to return CONFORMA, the hearing care professional can simply repackage it for resale to another consumer rather that returning it to the manufacturer for credit. As a standardized product, CONFORMA eliminates the need for costly remakes. The disposable nature of the tip eliminates the major cause of manufacturer repairs by allowing the wearer to simply replace the tip at regular intervals to avoid the build-up of earwax in the unit.

  Hearing Aid Components. We sell hearing aid components consisting of our DSP platform to established hearing aid companies. These companies incorporate our DSP platform into hearing aids of their own design that they then sell under their own brands.

 Our Future Products

  We are currently directing our new product development efforts beyond CONFORMA primarily in the areas of DSP chip enhancements and software revisions. We are developing an enhanced DSP chip that incorporates advanced electronic noise reduction to improve speech intelligibility. We plan to introduce this new chip in our NATURA line in March 2000, and in CONFORMA later in the year. We are also developing directional capability for our behind-the-ear NATURA hearing aid that we intend to introduce in the fourth quarter of 2000. Further back in the development pipeline, we are working on improved feedback suppression, wireless programming capabilities and specific enhancements to the CONFORMA integrated circuit to make it smaller and to increase the power to address more severe hearing losses. Based on our cumulative experience to date with tens of thousands of fittings, we are further modifying our EXPRESSfit software to improve programming ease and enhance the integrated circuit's processing capabilities. As we develop future generation technology, we intend to establish it first in our branded products before making it available to other hearing aid manufacturers.

Business Strategy

  Our mission is to be the best hearing aid company in the world by delivering a superior product that appeals not only to those consumers who currently use or have tried hearing aids, but also to the 80% of the hearing impaired population that historically has chosen not to purchase hearing aids. Key elements of our strategy include the following:

  . Continue to Introduce Innovative Products. As a technological leader in the industry, we intend to continue to invest significantly in research and development in order to introduce new products and product improvements more rapidly than is typical in our industry. For example, in the first half of 2000, we plan to launch both our new CONFORMA product and the next generation of NATURA, which will incorporate an integrated circuit with improved noise reduction technology.

  . Expand Our Distribution. We currently sell our branded products to over 1,000 of the approximately 12,000 hearing care professionals in the United States. We are expanding our sales force in the United States to increase the penetration of our branded products with hearing care professionals who dispense premium digital products. We believe that the evolution of the current distribution channel, combined with the characteristics of our branded products, particularly the ease of fitting and the anticipated reduction in hearing aid returns, remakes and repairs, will create new distribution opportunities. We are exploring alternative and emerging retail channels, including selling through large hearing care chains and other chain-based retailers. Outside the United States, we are actively pursuing additional distribution partners to increase our geographic reach.

  . Sell Our DSP Platform. We sell our DSP platform to selected established hearing aid companies that have approached us seeking to benefit from our superior technology. We believe that this strategy can accelerate market acceptance of our technology and be a significant source of revenue.

  . Increase Brand Awareness. In order to differentiate our products and reach a greater percentage of potential consumers, we have undertaken a brand-oriented approach to our marketing and selling efforts. We are targeting hearing care professionals and expanding our direct-to-consumer advertising and promotion efforts.

  . Achieve Economies of Sale. We expect that, as sales volumes increase, per unit production costs of our products will decline. In addition, CONFORMA offers an opportunity to standardize the production process and avoid the custom-molding processes used by other hearing aid manufacturers and in our NATURA line. We believe that this can enable us to achieve further economies of scale.

Sales and Marketing

  Hearing aids have traditionally been dispensed (sold to the consumer) by hearing care professionals. Due to the hearing care professional's influence over a consumer's choice of a hearing aid brand, we believe that developing and maintaining strong relationships with hearing care professionals is the most critical aspect of our sales and marketing strategy. As a result, we aim to deliver a high level of customer service and support to our hearing care professionals. In addition, we believe that this high level of customer service is imperative for building our brands, particularly in the U.S. professional channel.

  In the United States, according to the Better Hearing Institute there are approximately 5,000 degreed audiologists and 7,000 hearing aid dispensers. We position our products as premium-priced, superior performance hearing aids and therefore, our direct sales force has targeted only a select number of these hearing care professionals who are capable of and interested in dispensing high-end premium digital hearing aids. In 1999, we sold our branded products directly to over 1,000 hearing care professional accounts in the United States.

  Our U.S. sales force is currently comprised of ten field sales people, three full-time trainers, a number of regional part-time trainers and three inside sales people. This group both sells to and trains hearing care professionals in order to differentiate our brands and to ensure proficiency with programming and fitting. We also advertise our products to hearing care professionals through promotional materials, trade publications and conventions. Our sales force is responsible for executing cooperative advertising programs jointly with specific customers to generate consumer demand for our brands.

  Outside the United States, we sell our branded products through a network of established distributors throughout much of Europe, Japan, Canada and Australia. In 1998, we established Sonic Innovations A/S, a wholly owned subsidiary located in Denmark, to drive European sales and marketing efforts. Sonic Innovations A/S sells to hearing aid distributors in most European Union markets, who in turn sell to their established customer bases of hearing care professionals. Sonic Innovations A/S also sells our branded products on a direct basis to hearing care professionals in Germany, Europe's largest hearing aid market. In Japan, we have entered into an agreement with Hoya Healthcare Corporation to serve as our exclusive distributor of branded products. See "Certain Transactions--Hoya Healthcare Corporation." Distribution agreements generally cover multi-year periods and are terminable for non-performance.


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

  To further our marketing effort, we use world class advertising, public relations and market research agencies. These organizations work in tandem with our internal marketing team to communicate the brands' advantages to customers. We are planning to implement a direct-to-consumer branded advertising and promotion strategy that reflects our belief that both consumers and hearing care professionals are important to the success of our products.

  We believe that the evolution of the current distribution channel, combined with the characteristics of our branded products, particularly the ease of fitting and reduced hearing aid returns, remakes and repairs, will create new distribution opportunities. We are exploring alternative and emerging retail channels, including selling through large hearing care chains and other chain-based retailers.

Customers

  In 1999, approximately 47% of our net sales were derived from sales of our branded products through over 1,000 health care professionals in the United States, with about 600 of these accounts purchasing on a regular basis. Approximately 17% of our net sales came from sales of our branded products outside the United States, principally through distributors. Sales of hearing aid components, consisting of our DSP platform, to established hearing aid manufacturers comprised the remaining 36% of net sales in 1999. Sales of our hearing aid components to Starkey Laboratories, Inc., which sells its own brand of digital hearing aids based on our DSP platform, comprised approximately 26% of our net sales. Starkey is obligated to make minimum purchases for 2000 and 2001 that are greater than the purchases it made in 1999. Sales of our hearing aid components to Rion Co., Ltd., which operates in Japan, accounted for 10% of our net sales.

Research and Development

  We continue to work on both product improvements and new product development, and we expect to continue both activities in the future at increasing levels. We intend to use product improvements and new product development to enhance our competitive position in the market. As of December 31, 1999, there were 34 employees actively involved in research, development and regulatory activities. Their skills include audiology, clinical research, integrated circuit engineering, software engineering and materials science. For the years ended December 31, 1997, 1998 and 1999, we spent $3.9 million, $5.8 million and $7.0 million, respectively, on research and development.

Intellectual Property

  We seek to protect our intellectual property through patents and non-disclosure agreements. We hold three U.S. patents, and we are the exclusive licensee for hearing aid and hearing protection applications under two patents held by Brigham Young University. We have 27 patent applications pending, and we have drafted four other patent applications, which we expect to file in the first half of 2000.

  Under our 1995 license agreement with BYU, which we amended in 1996, we have an exclusive worldwide license to utilize specified technology owned by BYU. The technology includes two patents involving digital signal processing, audio signal processing and hearing compression, including the fundamental sound processing algorithm incorporated into our DSP platform. Under this agreement, which expires in 2014, the expiration of the last claim of the patents, we are responsible for the payment of all fees and costs associated with filing and maintaining patent rights. As consideration for the license, we issued 96,843 shares of our common stock to BYU and agreed to pay BYU fees aggregating $580,000. We have paid $330,000 of these fees, and we will pay $100,000 in 2000 and $150,000 in 2001.

  In 1997, we entered into another license agreement with BYU giving us the perpetual right to use specified "noise suppression" technologies owned by BYU. We have exclusive worldwide rights to use these technologies in hearing aid and hearing protection applications and a non-exclusive right to use them for other applications. We are also required to make royalty payments to BYU equal to 0.5% of gross sales derived from products containing the licensed technologies. Because these technologies had not been incorporated in the products we sold in 1998 and 1999, we paid the annual minimum royalty of $50,000 in each of those years.

  In 1998, we entered into a license agreement with K/S HIMPP, a Danish partnership, that owns approximately 200 patents that are considered essential for the production of programmable hearing aids. We are required to pay K/S HIMPP a royalty equal to 3% of our net sales from our products, all of which incorporate portions of the licensed technologies. In connection with the formation of K/S HIMPP, a number of our competitors acquired a paid-up license for a flat fee of $2.0 million. These companies do not have to pay any further royalties to K/S HIMPP for the use of the licensed technologies.

  In 1999, in order to settle a claim by one of our competitors that all of our products infringed on patents it held, we entered into a license agreement under which we agreed to pay a royalty equal to 1.5% of our net sales from hearing aids and components from October 1998 through September 2001.

  We also rely on trade secret information, technical know-how and innovation to continuously expand our proprietary position. We require our employees and consultants to execute non-disclosure and assignment of inventions agreements upon commencement of their employment or engagement.

Manufacturing

  We have manufacturing facilities in Salt Lake City, Utah, Eagan, Minnesota and Copenhagen, Denmark. We perform the majority of our manufacturing at our Eagan site near Minneapolis, where the presence of many major hearing aid and medical device companies has created a skilled labor pool that we have been able to leverage to our advantage. Our manufacturing operations consist of the following activities:

  . overseeing the production of the integrated circuit used in our products;

  .  assembling and testing the electronic subsystems;

  .  fabricating custom earmolds;

  .  integrating the electronic components into the hearing aid shell; and

  .  testing and calibrating the finished hearing aid.

  We assemble our custom NATURA completely-in-the-canal, in-the-canal and in-the-ear products according to specifications received from hearing care professionals. After receiving an impression of the wearer's ear canal and programming requirements of the hearing aid, the custom earmold shell and electronic circuitry are assembled. Our NATURA behind-the-ear products are assembled using a standard plastic housing and are not custom-molded for a wearer's ear.

  In contrast, CONFORMA is assembled using standardized components, consisting of electronic circuitry, a tiny metal housing and disposable foam tips, and thus eliminates custom-molding steps associated with traditionally configured hearing aids, including our NATURA products. In addition, CONFORMA is programmed by the hearing care professional at the time of sale to meet the specific auditory needs of the wearer. We are currently producing our initial CONFORMA products internally.

However, we recently selected a manufacturer experienced in producing high-quality, standardized electronic devices in volume and anticipate that we will eventually outsource all production of the CONFORMA product to this manufacturer.

  We rely on several sole source or limited source suppliers and manufacturers for key components used in our products, including the proprietary integrated circuit used in all of our products and the foam tip used in the CONFORMA product. See "Risk Factors--We rely on several important suppliers and manufacturers, and the loss of these suppliers or the services of these manufacturers may harm our business."

Competition

  We believe that although the hearing aid marketplace is highly fragmented, competition is fiercely intense. There are approximately 32 companies who have a manufacturing and marketing presence in the hearing aid industry, down from nearly 70 in 1990. Consolidation in the hearing aid industry has accelerated in the last two years, as evidenced by the acquisitions of Dahlberg/Miracle Ear, ReSound and Philips.

  We compete with companies such as Siemens GmbH, Starkey Laboratories Inc., Widex A/S, William Demant Holding A/S (through its Oticon, and Bernafon subsidiaries) and Great Nordic (through its GN ReSound division), all of which have established products and substantially greater financial, sales and marketing, manufacturing and development resources than we currently possess. Our competitors may develop products that are more effective in treating hearing loss than our own products, thus rendering our technologies and products obsolete or uncompetitive.

  The digital segment of the hearing aid industry is characterized by increasing competition and rapid new product introductions. The proliferation of digital hearing aids is likely to lead to increasing price pressure and intense marketing campaigns as each company tries to differentiate its product from the others.

  We compete primarily on the basis of:

  .  sound quality;

  .  technology;

  .  size, particularly in completely-in-the-canal models;

  .  quality;

  .  comfort;

  .  reliability;

  .  price;

  .  ease of fitting the hearing aid;

  .  sales and distribution capabilities; and

  .  customer service, support and training.

We believe we compete favorably with respect to each of these factors.

  The hearing aid industry has seen notable change in the past three years, and the introduction of competitive products can have a significant impact on our operations. Our success will depend on our ability to create advanced technology rapidly, apply technology cost-effectively, attract and retain highly skilled personnel, obtain necessary patent protections and manufacture and successfully market and sell in a variety of distribution channels.

Employees

  As of December 31, 1999, we had 211 employees, including 17 in administration, 32 in sales support and marketing, 34 in research, development and regulatory, 102 in operations and 26 in European operations. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

  We lease approximately 12,000 square feet of manufacturing and office space in Eagan, Minnesota, under a five-year lease expiring in December 2004. In Salt Lake City, Utah, we lease approximately 55,000 square feet of manufacturing and office space under a five-year lease expiring in August 2004. Our Denmark subsidiary leases approximately 2,000 square feet of office and manufacturing space in Copenhagen under a two-year lease expiring in July 2000. We believe that we have sufficient manufacturing capacity to satisfy demand for our products in the near future. Any significant increase in manufacturing capacity will require the hiring and training of additional qualified manufacturing personnel.

Government Regulation

  Our products are regulated as medical devices. Accordingly, product development, labeling, manufacturing processes and promotional activities are subject to extensive review and rigorous regulation by government agencies in countries in which we sell our products.

  In the United States, the FDA regulates the design, manufacture, distribution, preclinical and clinical study, clearance and approval of medical devices. Medical devices are classified in one of three classes on the basis of the controls necessary to reasonably assure their safety and effectiveness. Our products are Class I devices, the least stringent class, which only requires general controls, including labeling, premarket notification and adherence to the FDA's Quality System regulations.

  Before a new hearing aid that is not exempt from the FDA's requirements can be introduced to the market in the United States, the manufacturer must obtain FDA clearance through a 510(k) Premarket Notification or obtain FDA approval. Our fitting and programming system and CONFORMA hearing instrument received premarket clearance through the 510(k) process as a Class I device. Our other hearing aids are also Class I devices and have been exempted from the 510(k) process. After marketing clearance, manufacture and distribution of our products are subject to continuing regulation by the FDA. We are subject to routine inspections by the FDA to determine compliance with facility registration, product listing requirements, medical device reporting regulations and Quality System requirements. The Quality System regulation is similar to good manufacturing practices and relates to product testing and quality assurance as well as the maintenance of records and documentation.

  Sales of medical device products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. The time required to obtain approvals required by other countries may be longer or shorter than that required for FDA clearance or approval, and requirements for licensing may differ from FDA requirements. This disparity in the regulation of medical devices may result in more rapid product approvals in some countries than in the United States, while approvals in countries such as Japan may require more time than in the United States.

  In order to market our products in the 15 member countries of the European Union, we are required to obtain CE mark certification. CE mark certification is an international symbol of adherence to certain quality assurance standards and compliance with the European Medical Devices Directives, including the certification of our Quality System. ISO 9001 certification in conjunction with demonstrated performance to the medical device directive is one of the alternatives available to meet the CE mark requirements. We have met the requirements of ISO 9001 for all of our manufacturing sites, and our products sold in the EU bear the CE mark of quality.

Legal Proceedings

  We are not a party to any material legal proceedings.

                                   MANAGEMENT

Directors and Executive Officers

  The following table sets forth our directors and executive officers and their ages as of December 31, 1999:

          Name           Age                      Position
          ----           ---                      --------
Andrew G. Raguskus......  54 President and Chief Executive Officer and Director
Stephen L. Wilson.......  46 Vice President and Chief Financial Officer
Jorgen Heide............  61 Vice President, International and OEM Division
Weston O. Ison..........  59 Vice President, Quality and Regulatory
Gregory N. Koskowich,
 Ph.D. .................  39 Vice President, Research and Development
Michael D. Monahan......  53 Vice President, U.S. Professional Division
Orlando P. Rodrigues....  38 Vice President, Consumer Development Division
Anthony B. Evnin,
 Ph.D.(1)...............  58 Director
Luke B. Evnin,
 Ph.D.(2)...............  36 Director
Kevin J. Ryan(2)........  59 Director
G. Gary Shaffer.........  45 Director
Sigrid Van Bladel,
 Ph.D.(2)...............  34 Director
Allan M. Wolfe,
 M.D.(1)................  62 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Andrew G. Raguskus joined Sonic Innovations in September 1996 as President, Chief Executive Officer and Director. Mr. Raguskus was Chief Operating Officer for Sonic Solutions, Inc., a maker of digital audio workstations, during 1996. He was Senior Vice President of Operations for ReSound Corporation, a hearing aid company, from 1991 to 1995. Prior to joining ReSound, Mr. Raguskus held positions with various technology companies, including Sun Microsystems, Inc. and General Electric's Medical Systems Division, where he developed computer systems for GE's line of CAT scanners. Mr. Raguskus earned a bachelor's degree in electrical engineering from Rensselaer Polytechnic Institute and is a graduate of GE's MPA management program.

  Stephen L. Wilson joined Sonic Innovations in October 1999 as Vice President and Chief Financial Officer. From 1997 to 1999, Mr. Wilson was Executive Vice President and Chief Financial Officer and Secretary of Computer Motion, Inc., a medical robotics company. From 1990 to 1997, he was Vice President Finance and Chief Financial Officer of St. Jude Medical, Inc., a medical device company. Mr. Wilson is a director of Angeion Corporation. He earned a bachelor's degree in accounting from the University of Connecticut and is a certified public accountant.

  Jorgen Heide joined Sonic Innovations in March 1997 as Vice President of Operations and became Vice President of the International and OEM Division in 1999. From 1992 through early 1997, Mr. Heide served as Director of Technology, Vice President of Manufacturing, Vice President of Technology and finally, as Vice President of Worldwide Technical Services, for ReSound Corporation. From 1984 to 1992, he was Vice President of Research and Development for the microsurgery division of Smith and Nephew, Richards Medical Company. Mr. Heide earned his masters degree in electrical engineering from Frederiksberg Tekiske Skole in Copenhagen, Denmark. Mr. Heide has been granted seven U.S. patents for inventions relating to hearing aids.

  Weston O. Ison joined Sonic Innovations in November 1999 as Vice President of Quality and Regulatory. From 1992 to late 1999, Mr. Ison was Vice President of Quality, Customer Service, and Operations Planning and prior to that, Director of Quality of America National Can. Mr. Ison's previous experience included 19 years at General Electric Company, where he led the quality control group in the introduction of GE's line of CAT scanners. He earned a bachelor's degree in electrical engineering from the University of Utah and is a graduate of GE's manufacturing management program.

  Gregory N. Koskowich, Ph.D. joined Sonic Innovations in June 1997 as Vice President, Engineering. Previously, Dr. Koskowich was Vice President of Product Development at IMP, Inc., a developer of custom mixed-signal integrated circuits, from 1995 to 1997. From 1992 through 1995, Dr. Koskowich was Manager of Microelectronics Engineering for ReSound Corporation. Dr. Koskowich earned a doctorate in electrical engineering from the University of Washington and holds master's and bachelor's degrees in electrical engineering from the University of Calgary. He has several patents, inventions and journal publications to his credit.

  Michael D. Monahan joined Sonic Innovations in March 1998 as Vice President of Sales and became Vice President of the U.S. Professional Division in 1999. Previously, Mr. Monahan was Director of Sales of Enact, Inc., a medical information company, from 1997 to 1998, National Sales Manager for HDC Corporation, a medical company, from 1996 to 1997 and Sales Manager for Menlo Care, Inc., a medical device company, from 1992 to 1996. Mr. Monahan was previously Director of Sales, Director of Corporate Accounts and Regional Manager for Ivac Corporation (a subsidiary of Eli Lilly and Co.). Mr. Monahan earned a bachelor's degree in business administration from California State College.

  Orlando P. Rodrigues joined Sonic Innovations in January 1998 as Vice President of Marketing and became Vice President of the Consumer Development Division in 1999. From 1993 to 1998, Mr. Rodrigues was Director of Marketing and Group Product Director for the Vision Care Group of Alcon, Inc., a subsidiary of Nestle S.A. From 1983 to 1993, he was Director of Strategic Marketing, Director of Lens Care Marketing, Senior Product Manager and Territory Manager for Allergan, Inc. Mr. Rodrigues earned a bachelor's degree in biochemistry and a bachelor's degree in managerial studies from Rice University.

  Anthony B. Evnin, Ph.D. has been a director of Sonic Innovations since October 1995. He has been a General Partner of Venrock Associates since 1975. Dr. Evnin serves on the boards of Caliper Technologies Corp., Ribozyme Pharmaceuticals, Inc., Triangle Pharmaceuticals, Inc. and a number of private companies. Dr. Evnin earned his bachelor's degree from Princeton University and earned a Ph.D. in chemistry from Massachusetts Institute of Technology.

  Luke B. Evnin, Ph.D. has been a director of Sonic Innovations since October 1995. He has been a General Partner of MPM Asset Management LLC since February 1998. Prior to that, Dr. Evnin was a General Partner for Accel Partners, a venture capital firm, from September 1994 to February 1998. Dr. Evnin serves on the boards of EPIX Medical, Inc., a pharmaceutical company, and several private companies. Dr. Evnin earned a bachelor's degree in molecular biology from Princeton University and earned a Ph.D. in biochemistry from the University of California at San Francisco.

  Kevin J. Ryan has been a director of Sonic Innovations since June 1999. He has been Chairman, President and Chief Executive Officer of Wesley Jessen VisionCare, Inc., a manufacturer of contact lenses since June 1995. Prior to that, Mr. Ryan was President of Biosource Technologies Inc., a biopharmaceuticals company, from 1991 to 1995. Mr. Ryan is a graduate of Notre Dame University.

  G. Gary Shaffer has been a director of Sonic Innovations since October 1997. He is a General Partner at Morgenthaler Ventures, a venture capital firm, which he joined in 1987. Prior to 1987, he was a marketing executive for Spectra-Physics, a laser manufacturer. He currently serves on the boards of several private companies including Agility Communications, Coalescent Surgical, Inc., LuMend, Inc., NeuroControl Corporation and Thermage, Inc. He earned a bachelor's degree in engineering sciences from Dartmouth College and an M.B.A. from Stanford University.

  Allan M. Wolfe, M.D. has been a director of Sonic Innovations since October 1995. He has been a General Partner of Utah Ventures, a venture capital firm, since 1988. Dr. Wolfe earned a bachelor's degree in American civilization from Cornell University and an M.D. from New York University School of Medicine.

  Sigrid Van Bladel, Ph.D. has been a director of Sonic Innovations since October 1997. She has been a partner of New Enterprise Associates, since 1994. Her current board memberships include Acorn Cardiovascular, Alsius Corporation, EndoVasix, Myogen and Spiration. Dr. Van Bladel earned a "Licenciaat" in chemistry/biochemistry and a Ph.D. in molecular biology from the University of Ghent, Belgium and an M.B.A. from Stanford University.

  Our board of directors currently consists of seven members. Prior to the closing of this offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Dr. Luke Evnin and Mr. Ryan will be in the class of directors whose initial term expires at the 2001 annual meeting of stockholders. Dr. Anthony Evnin, Mr. Shaffer and Dr. Van Bladel will be in the class of directors whose initial term expires at the 2002 annual meeting of the stockholders. Dr. Wolfe and Mr. Raguskus will be in the class of directors whose initial term expires at the 2003 annual meeting of stockholders.

  Executive officers are elected by the board of directors and serve until their successors have been duly elected and qualified. Anthony Evnin is the father of Luke Evnin. Other than the foregoing, there are no family relationships among any of our directors or officers.

Board Committees

  Our board of directors has an audit committee and a compensation committee. The audit committee consists of Dr. Luke Evnin, Mr. Ryan and Dr. Van Bladel. The audit committee reviews our financial statements and accounting practices and makes recommendations to the board of directors regarding the selection of independent public accountants. The compensation committee consists of Dr. Anthony Evnin and Dr. Wolfe. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our stock plans.

Director Compensation

  Directors are not paid any fee or other cash compensation for acting as a director, although directors are reimbursed for reasonable expenses incurred in attending board or committee meetings. In July 1998, each of our outside directors (or venture capital firms associated with the director) at that time was granted an option to purchase 4,211 shares of common stock at an exercise price of $0.95 per share. These options vest at the rate of 1/24th each month from the grant date. Each director was granted an additional option to purchase 4,211 shares of common stock at an exercise price of $2.85 per share in June 1999. This option vests at the rate of 25% one year from the date of grant and 1/48th each month thereafter such that full vesting will be achieved in four years. Mr. Ryan was granted an option to purchase 13,158 shares of common stock at an exercise price of $2.85 per share in June 1999. This option vests at the rate of 25% one year from the date of grant and 1/48th each month thereafter such that full vesting will be achieved in four years.

Compensation Committee Interlocks and Insider Participation

  None of the members of the compensation committee is currently, or has ever been at any time since our formation, one of our officers or employees, nor has served as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Executive Compensation

  The following table sets forth the compensation paid by us during 1999 to our chief executive officer and to our four other most highly compensated executive officers who received salary and bonus compensation of more than $100,000 during 1999:

                                                      Long Term
                                                     Compensation
                                                     ------------
                                                        Awards
                                                     ------------
                                         Annual
                                      Compensation    Securities
                                    ----------------  Underlying   All Other
Name and Position                    Salary   Bonus    Options    Compensation
-----------------                   -------- ------- ------------ ------------
Andrew G. Raguskus................. $231,000 $55,000   105,264      $  --
 President and Chief Executive
  Officer

Jorgen Heide.......................  193,333  45,000    63,158         --
 Vice President, International and
  OEM Division

Orlando P. Rodrigues...............  190,000      --    63,158         --
 Vice President, Consumer
  Development Division

Gregory N. Koskowich...............  176,250  35,000    63,158         --
 Vice President, Research and
  Development

Michael D. Monahan.................  145,833      --        --         --
 Vice President, U.S. Professional
  Division

        Stock Options Granted in the Fiscal Year Ended December 31, 1999

  The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 1999 to each of the named executive officers. All options were granted under our 1993 Stock Plan. The following options were granted at exercise prices equal to the fair market value of our common stock as determined by our board of directors on the dates of grant.

  The percentage of options granted is based on an aggregate of 1,087,105 options granted by us during the fiscal year ended December 31, 1999 to our employees, including the named executive officers. The potential realizable value amounts in the last two columns of the following chart represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period.

                                       Individual Grants
                         ---------------------------------------------------
                                                                              Potential Realizable
                                                                                Value at Assumed
                         Number of         % of Total                         Annual Rates of Stock
                         Securities         Options                          Price Appreciation for
                         Underlying        Granted to   Exercise                  Option Terms
                          Options          Employees    Price Per Expiration -----------------------
Name                      Granted        in Fiscal Year   Share      Date        5%          10%
----                     ----------      -------------- --------- ---------- ----------- -----------
Andrew G. Raguskus......  105,264(1)(2)       9.7%        $5.70   11/19/2009 $   377,340 $   956,253
Jorgen Heide............   63,158(1)          5.8          5.70   11/19/2009     226,402     573,748
Orlando P. Rodrigues....   63,158(2)          5.8          5.70   11/19/2009     226,402     573,748
Gregory N. Koskowich....   63,158(2)          5.8          5.70   11/19/2009     226,402     573,748
Michael D. Monahan......       --              --            --           --          --          --

--------
(1) Options granted to Mr. Heide and options to purchase 52,632 shares granted to Mr. Raguskus vest at the rate of 25% of the shares on the first anniversary of the date of grant and 1/48th of the shares each calendar month thereafter, such that full vesting occurs four years after the date of grant.

(2) Options granted to Mr. Rodrigues and Dr. Koskowich and options to purchase 52,632 shares granted to Mr. Raguskus vest on November 19, 2005 or earlier if specified performance criteria, as approved by our board of directors, are met.

            Aggregate Option Exercises In 1999 and Year-End Values

  The following table sets forth the number of shares acquired upon the exercise of stock options during 1999 and the number of shares covered by both exercisable and unexercisable stock options held by each of the named executive officers at December 31, 1999.

                                                        Number Of
                                                  Securities Underlying     Value Of Unexercised
                          Shares                   Unexercised Options      In-The-Money Options
                         Acquired                  At Fiscal Year-End      At Fiscal Year-End (2)
                            on        Value     ------------------------- -------------------------
                          Exercise Realized (1) Exercisable Unexercisable Exercisable Unexercisable
                         --------- ------------ ----------- ------------- ----------- -------------
Andrew G. Raguskus......      --          --      155,626      238,324    $1,118,574   $1,129,232
Jorgen Heide............  28,948     $47,185       26,482      112,992       182,809      453,744
Orlando P. Rodrigues....      --          --       47,698      120,724       333,359      511,119
Gregory N. Koskowich....   6,579      35,724       13,159      109,210        89,745      446,378
Michael D. Monahan......      --          --       31,580       47,368       215,849      319,260

--------
(1) The value realized reflects the fair market value of our common stock underlying the option on the date of exercise as determined by our board of directors minus the exercise price of the option.

(2) The value of unexercised in-the-money options is based on a value of $7.60 per share, the fair market value of our stock on December 31, 1999 as determined by our board of directors.

Employment Agreements and Change-of-Control Arrangements

  We have agreed to provide Gregory N. Koskowich with a severance payment of six month's salary in the event that we terminate his employment. We have agreed to provide Orlando P. Rodrigues with a severance package of six month's salary and benefits in the event that we terminate his employment without cause. In addition, in the event of an acquisition of Sonic Innovations, all of the 78,948 shares of common stock subject to the option granted upon his employment shall immediately vest. All 63,158 shares of common stock subject to the option granted to Michael D. Monahan upon his employment will immediately vest upon an acquisition of Sonic Innovations. We have agreed to provide Stephen L. Wilson with a severance package of one year's salary, bonus and benefits if we terminate his employment. In the event that Mr. Wilson is terminated upon a change of control of Sonic Innovations, he will receive two year's salary and bonus and all of his outstanding options will immediately vest.

  Pursuant to a resolution of the Board of Directors, half of the shares subject to the initial options granted to our executive officers upon commencing their employment shall immediately vest in the event of an acquisition of Sonic Innovations (with the exception of Messrs. Rodrigues and Monahan, whose benefits upon an acquisition are described above).

Employee Benefit Plans

 1993 Stock Plan

  Our 1993 Stock Plan was adopted by our board of directors and approved by our stockholders in 1993. The 1993 Stock Plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees, directors and independent contractors of nonstatutory stock options. As of December 31, 1999, options to purchase 2,580,844 shares were outstanding under the 1993 Stock Plan and 335,682 shares remained available for future grant. The 1993 Stock Plan is administered by the compensation committee, which has sole discretion and authority, consistent with the provisions of the 1993 Stock Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1993 Stock Plan.

  The exercise price of incentive stock options must at least be equal to the fair market value of a share of common stock on the date the option is granted (110% with respect to optionees who own at least 10% of the voting power of all classes of our stock). Nonstatutory options shall have an exercise price of not less than 85% of the fair market value of a share of common stock on the date such option is granted. Payment of the exercise price may be made in cash, by delivery of shares of our common stock, waiver of compensation due or accrued or, if approved by the administrator, through the delivery of a promissory note. The compensation committee has the authority to determine the time or times at which options granted under the 1993 Stock Plan become exercisable, provided that options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the voting power of all classes of our stock).

 2000 Stock Plan

  Our board of directors intends to adopt the 2000 Stock Plan in connection with this offering. Shares available for grant under the 1993 Stock Plan will be transferred to the 2000 Stock Plan and reserved for issuance thereunder. No further grants shall then be made under the 1993 Stock Plan. The maximum aggregate number of shares of common stock that may be optioned and sold under the 2000 Stock Plan is expected to be 1,578,947 shares (not including available shares transferred from the 1993 Stock Plan) plus additional shares to be added on each January 1st equal to the lesser of (i) 5% of our then outstanding shares, (ii) 789,474 shares, or (iii) a lesser amount as determined by our board of directors. Other terms of the 2000 Stock Plan are substantially similar to those of the 1993 Stock Plan as described above. The 2000 Stock Plan must be approved by the stockholders.

 2000 Employee Stock Purchase Plan

  Our board of directors intends to adopt the 2000 Employee Stock Purchase Plan to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. The plan will be implemented with two-year offering periods with purchases occurring at six-month intervals commencing on the completion of this offering. We anticipate initially reserving an aggregate of 263,158 shares of common stock for issuance under the plan plus an annual increase to be added on each January 1st equal to the lesser of (i) 105,263 shares, (ii) 1% of the outstanding shares on such date, or (iii) a lesser amount as determined by our board of directors. The initial offering period will conclude on June 30, 2002. The plan will be administered by our board of directors or a committee of our board. Employees will be eligible to participate if they are full time employees. The plan permits eligible employees to purchase common stock through payroll deductions, but purchases may not exceed 5,263 shares of common stock, or 10% of an employee's compensation. In addition, the right to purchase common stock under all employee purchase plans may not accrue in excess of $20,000 worth of stock for in any calendar year. The price of stock purchased under the plan will be 85% of the lower of the fair market value of the common stock at the beginning of the two year offering period or the applicable purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. Our board of directors may at any time amend or terminate the plan, except that no such amendment or termination may adversely affect shares previously purchased under the plan. In addition, our board of directors may not, without stockholder approval, materially increase the number of shares of common stock available for issuance, alter the purchase price formula so as to reduce the purchase price payable for shares of common stock or materially modify the eligibility requirements for participation or the benefits available to participants. The plan will continue in effect for a term of ten years.

 401(k) Plan

  We have a Section 401(k) Profit Sharing Plan. The 401(k) plan is a tax-qualified plan covering all full-time employees who are over 21 years of age. Under the 401(k) plan, participants generally may elect to defer a portion of their compensation. In addition, at the discretion of the board of directors, Sonic Innovations may make matching contributions into the 401(k) plan for all eligible employees. Sonic Innovations has not made any contributions to the 401(k) plan to date.

Advisory Board

  We have formed a scientific advisory board to assist us in better serving the needs of hearing impaired individuals as we move into an era increasingly dominated by information exchange and technology. The purpose of the advisory board is to promote insight into hearing impairment and potential hearing aid technology, as well as to provide guidance for research and development investment. The advisory board will also review trends in medicine, audiology, technology, and dispensing practices to determine what will influence future hearing heath care. Specifically, the advisory board will, among other things, review:

  . application of outer and inner hair cell relationships to speech processing;

  .  electronic feedback suppression/cancellation;

  .  hearing aid signal processing design;

  .  DSP technologies;

  .  auditory implants;

  .  fitting and verification procedures; and

  .  fitting algorithms.

  The members of the advisory board are:

  Jeannette S. Johnson, Ph.D. is the Chairperson of the advisory board and was our Vice President of Regulatory and Clinical Affairs from 1996 through December 1999. Dr. Johnson is experienced in audiological research, regulatory compliance, quality systems, education and training, and international marketing. She was instrumental in providing clinical and regulatory guidance in getting our NATURA brand to market, as well as in our obtaining ISO 9001 approval and CE Mark certification. Prior to joining us, Dr. Johnson was Vice President of Corporate Regulatory, Quality and Clinical Affairs for ReSound Corporation from 1989 to 1996 where she was instrumental in opening the European and Japanese markets. Prior to that, Dr. Johnson managed clinical research for the hearing health group within the Life Sciences Sector at the 3M Company. While at 3M, she directed multi-site field trials to establish safety and efficacy of cochlear implants for use by children and adults. Earlier, Dr. Johnson managed audiology programs for the Province of British Columbia and the Republic of Korea (as a member of the Peace Corps) and was on the faculty of the University of Southern California and Central Washington State University. Dr. Johnson has over three decades of experience in audiology and related fields and has personally fit over 10,000 hearing aids on patients. Dr. Johnson earned doctoral and master's degrees in audiology from Northwestern University and a bachelor's degree from the University of Wisconsin at Milwaukee.

  Douglas M. Chabries, Ph.D. is the Dean of the College of Engineering and Technology at Brigham Young University and is recognized internationally as an authority on digital speech processing and adaptive compression technologies. He has been a BYU faculty member since 1978. From 1970 to 1978, Dr. Chabries researched and designed signal processing technologies for underwater acoustic homing weapons for the U.S. Navy. Dr. Chabries received a B.S. in Electrical Engineering from the University of Utah, a M.S. in Electrical Engineering from the California Institute of Technology, and a Ph.D. from Brown University. He has participated with the National Academy of Science panel on noise suppression for improvement of speech intelligibility, has been issued ten patents in the areas of adaptive signal processing and digital hearing enhancements, and has published numerous professional articles.

  Richard W. Christiansen, Ph.D. is Associate Dean of the College of Engineering and Technology at Brigham Young University and is recognized internationally as an authority on digital signal processing algorithms used in pattern detection and recognition and noise removal. He has been a BYU faculty member since 1978 and is currently Professor of Electrical and Computer Engineering and Director of the Digital Signal Processing Laboratory and Center for Signal Processing. Dr. Christiansen received a B.S. in Electrical Engineering from Rutgers University, an M.S. in Physics from the University of New Mexico and a Ph.D. in Electrical Engineering from the University of Utah. He has been issued five patents in the areas of data compression, hearing enhancement and noise suppression and has authored or co-authored over 40 technical publications.

  Robyn M. Cox, Ph.D. is Professor of Audiology and Director of the Hearing Aid Research Laboratory, School of Audiology and Speech-Language Pathology, at the University of Memphis. Dr. Cox's research interests include hearing aid fitting strategies, especially for nonlinear hearing aids, documenting outcomes in hearing aid rehabilitation with the elderly, the relationship of non-auditory variables to hearing aid fitting outcomes, and prediction of fitting outcomes before the fitting. Dr. Cox received a degree in Speech Therapy from the University of Queensland, Australia, a B.S. in Speech and Hearing and a M.A. in Audiology and Psychology at Ball State University and a Ph.D. in Audiology from Indiana University.

  David A. Fabry, Ph.D. is Section Head, Audiology, Department of Otorhinolaryngology, at the Mayo Clinic. He is an Associate Professor at the Mayo Graduate School of Medicine as well as an Adjunct Associate Professor, Department of Communication Disorders, at the University of Minnesota. Dr. Fabry is the President-Elect and Director of the American Academy of Audiology, and is the Editor of the American Journal of Audiology. In addition, he is an active member of the American National Standards Institute (ANSI), a member of the Hearing Instrument Dispenser's Practical Examination Committee of the Minnesota Department of Health, and participates in the SBIR Study Section of the National Institute of Health. Dr. Fabry is also a member of a number of other audiology groups and is an editorial consultant for a number of audiology publications. Dr. Fabry has presented at many national and international meetings and has authored or co-authored 40 technical publications. Dr. Fabry received a B.A. in Psychology, an M.A. in Audiology, and a Ph.D. in Speech and Hearing Science, all from the University of Minnesota.

                              CERTAIN TRANSACTIONS

  Since January 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these people had or will have a direct or indirect material interest other than compensation agreements and other arrangements described in "Management" and the transactions described below.

Sales of Our Preferred Stock, Convertible Notes and Warrants

  The following table summarizes the private placement transactions since January 1, 1997 in which we sold preferred stock, convertible notes and warrants to our directors, executive officers, 5% stockholders and persons and entities affiliated with them.

                                No. of Shares of
                                Preferred Stock
                          ----------------------------
                                                                   No. of Shares
                                                       Convertible  Subject to
                          Series B Series C  Series D     Notes      Warrants
                          -------- --------- --------- ----------- -------------
Entities affiliated with
 Accel Partners.........  437,777    495,855   263,158  $853,876      44,942
Entities affiliated with
 Morgenthaler Ventures..      --   1,315,790   283,012   601,563      31,662
Entities affiliated with
 MPM Asset Management...      --         --  1,894,738   850,442      44,761
Entities affiliated with
 New Enterprise
 Associates (NEA).......      --   1,315,791   283,012   708,312      37,280
Utah Ventures...........   58,005     93,176    32,895    30,000       1,579
Entities affiliated with
 Venrock Associates.....  437,775    495,853   263,159   853,876      44,944
Entities affiliated with
 The Travelers Insurance
 Company................  218,888    247,928   161,364   438,145      23,063

  Many of the members of our board of directors are affiliated with entities that have invested in Sonic Innovations since January 1, 1997. Dr. Anthony Evnin is a General Partner of Venrock Associates. Dr. Luke Evnin is a General Partner of MPM Asset Management and previously was a General Partner at Accel Partners. Mr. Shaffer is a General Partner of Morgenthaler Ventures. Dr. Van Bladel is a Partner of New Enterprise Associates (NEA). Dr. Wolfe is a General Partner of Utah Ventures.

  Preferred Stock. The shares of Series B Preferred Stock described in the table above were issued in May 1997 at a price of $1.35 per share. The shares of Series C Preferred Stock described in the table above were issued in October 1997 at a price of $3.04 per share. The shares of Series D Preferred Stock described in the table above were issued in October 1998 at a price of $3.80 per share.

  Convertible Notes and Warrants. During July and August of 1999, we sold 6% convertible promissory notes in the aggregate principal amount of $4,500,000. The principal and interest on those notes will convert upon the closing of this offering into common stock at the initial public offering price. Based on the initial public offering price of $14.00 per share, each $1,000 of principal and interest will convert into 71 shares of common stock. As part of the sale of the convertible notes, we also issued warrants exercisable for 236,853 shares of common stock at a per share price of $3.80.

Hoya Healthcare Corporation

   In December 1999, we entered into an agreement with Hoya Healthcare Corporation that provides for Hoya to become our exclusive distributor of branded products, including NATURA and CONFORMA, in Japan. We have retained the rights to sell specified hearing aid componentry to other companies that distribute in the Japanese market. In connection with the strategic alliance, Hoya agreed to purchase $10.0 million of our 6% convertible promissory notes. Hoya purchased $4.0 milion of the notes on December 31, 1999 and $3.0 million on March 31, 2000, all of which will convert into shares of our common stock at 93% of the initial public offering price. Hoya will purchase the remaining $3.0 million of notes on the closing of this offering and immediately convert them at the IPO price.

Other Transactions

  Ross Ryding, our Vice President of Operations, joined Sonic Innovations in January 1999. He beneficially owned an information services company that provided services to us in exchange for $263,536 in 1997, $583,788 in 1998, and $266,281 in 1999. Our relationship with this company terminated in the third quarter of 1999.

  From time to time, we have granted stock options to some of our officers and directors. See "Management--Director Compensation" and "--Stock Options Granted in the Fiscal Year Ended December 31, 1999."

  We believe that the shares issued in the above described transactions were sold at the then fair market value, as determined by the Board of Directors, and that the terms of all the above described transactions were no less favorable than we could have obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth information with respect to the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of the common stock in this offering, by:

  . each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of the common stock;

  .  each of our directors;

  .  each executive officer named in the Summary Compensation Table; and

  .  all of our directors and executive officers as a group.

                                                         Percentage
                                                          of Shares
                                         Number of   Beneficially Owned
                                           Shares    ----------------------
                                        Beneficially  Before        After
Name of Beneficial Owner                  Owned(1)   Offering     Offering
------------------------                ------------ ---------    ---------
Entities affiliated with Venrock
 Associates...........................    2,364,712         15.5%        12.5%
 30 Rockefeller Plaza #5508
 New York, NY 10112
Entities affiliated with Accel
 Partners (2).........................    2,367,962         15.5         12.5
 428 University Ave.
 Palo Alto, CA 94301
Entities affiliated with MPM Asset
 Management...........................    2,001,741         13.1         10.6
 601 Gateway Blvd., Suite 360
 South San Francisco, CA 94080
Entities affiliated with New
 Enterprise Associates(2).............    1,691,257         11.1          9.0
 2490 Sand Hill Road
 Menlo Park, CA 94025
Entities affiliated with Morgenthaler
 Venture Partners(2)..................    1,677,825         11.0          8.9
 2730 Sand Hill Road
 Menlo Park, CA 94025
Entities affiliated with The Travelers
 Insurance Company....................    1,213,353          7.9          6.4
 205 Columbus Blvd.
 Hartford, CT 06183
Hoya Healthcare Corporation...........      751,919          4.9          4.0
 Shinjuku i-Land Tower
 8F. 5-1, Nishi-Shinjuku 6-chome
 Shinjuku-ku, Tokyo 163-1308
 Japan
Andrew G. Raguskus(3).................      338,399          2.2          1.8
Jorgen Heide(4).......................       59,813           *            *
Gregory N. Koskowich, Ph.D.(5)........       63,050           *            *
Michael D. Monahan(6).................       34,868           *            *
Orlando P. Rodrigues(7)...............       48,793           *            *
Anthony B. Evnin, Ph.D.(8)............    2,368,045         15.5         12.5
Luke B. Evnin, Ph.D.(9)...............    4,272,752         28.0         22.6
Kevin J. Ryan.........................          --            *            *
G. Gary Shaffer(10)...................    1,677,825         10.9          8.8
Sigrid Van Bladel, Ph.D.(11)..........    1,691,257         11.1          9.0
Allan M. Wolfe, M.D.(12)..............      675,370          4.4          3.6
All directors and executive officers
 as a group(13) (13 persons)..........   11,335,435         72.2         58.8

--------
  *  Represents less than 1% of our outstanding common stock.
 (1) Based on 15,267,481 shares outstanding as of December 31, 1999, assuming the conversion of the convertible preferred stock and convertible promissory notes and the exercise of the warrants as described in the first paragraph after the table under "Summary--The Offering" on page 6. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such, but are not treated as outstanding for the purpose of computing the percentage of any other person.
 (2) Includes options exercisable for 3,333 shares of common stock within 60 days of December 31, 1999.
 (3) Includes options exercisable for 173,135 shares of common stock within 60 days of December 31, 1999. Excludes options that vest upon reaching specified performance milestones.
 (4) Includes shares subject to options exercisable for 30,865 shares of common stock within 60 days of December 31, 1999.
 (5) Includes shares subject to options exercisable for 16,995 shares of common stock within 60 days of December 31, 1999. Excludes options that vest upon reaching specified performance milestones.
 (6) Represents shares subject to options exercisable within 60 days of December 31, 1999.
 (7) Represents shares subject to options exercisable within 60 days of December 31, 1999. Excludes options that vest upon reaching specified performance milestones.
 (8) Includes 2,364,712 shares of common stock held by entities associated with Venrock Associates, of which Dr. Anthony Evnin is a General Partner. Dr. Anthony Evnin shares the right to vote such shares with other fund-affiliated entities but disclaims beneficial interest in those shares. Includes options exercisable for 3,333 shares of common stock exercisable within 60 days of December 31, 1999.
 (9) Includes 2,001,741 shares of common stock held by entities associated with MPM Asset Management and 2,271,011 shares of common stock held by some of the entities associated with Accel Partners, all of which Dr. Luke Evnin is a General Partner. Dr. Luke Evnin shares the right to vote such shares with other fund-affiliated entities but disclaims beneficial ownership in those shares. Includes options exercisable for 3,333 shares of common stock within 60 days of December 31, 1999.
(10) Represents shares beneficially owned by entities affiliated with Morgenthaler Ventures, of which Mr. Shaffer is a General Partner. Mr. Shaffer shares the right to vote such shares with other general partners but disclaims beneficial ownership in the fund. Includes options exercisable for 3,333 shares of common stock within 60 days of December 31, 1999.
(11) Represents shares beneficially owned by entities affiliated with New Enterprise Associates, of which Dr. Van Bladel is a Partner. Dr. Van Bladel disclaims beneficial ownership in those shares. Includes options exercisable for 3,333 shares of common stock within 60 days of December 31, 1999.
(12) Represents shares beneficially owned by Utah Ventures, of which Dr. Wolfe is a General Partner. Dr. Wolfe shares the right to vote such shares with other fund-affiliated entities but disclaims beneficial ownership in those shares. Includes options exercisable for 3,333 shares of common stock within 60 days of December 31, 1999.
(13) Includes options exercisable for 426,584 shares of common stock within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

General

  Immediately following the closing of this offering, our authorized capital stock will consist of 70,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of December 31, 1999, there were outstanding 15,267,481 shares of common stock held of record by 92 stockholders, warrants to purchase 37,964 shares of common stock and options to purchase 2,580,844 shares of common stock.

Common Stock

  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

  Pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock following this offering.

Warrants

  Upon the closing of this offering, we will have warrants outstanding with our bank to purchase 17,258 shares of common stock at $3.04 per share that expire in May 2003. We also have warrants outstanding with our bank to purchase 20,706 shares of common stock at $3.80 per share, which expire in December 2004. The bank is entitled to antidilution protection in the event we issue shares of common stock at a price less than $3.80 per share and is also entitled to registration rights as described below.

Registration Rights

  The holders of 12,942,342 shares of common stock and warrants to purchase 37,964 shares of common stock have the right to require us to register those shares under the Securities Act of 1933.

If we register any of our common stock for our own account or for the account of other security holders, these holders are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering under certain circumstances. In addition, subject to limitations contained in the registration rights agreement, the holders of 12,942,342 shares of common stock may require that we use our best efforts to register their shares if the holders of at least 30% of those shares make the request. Furthermore, the holders of at least 20% of those shares may require us to register their shares on a Form S-3 registration statement when we are eligible to use Form S-3. We will bear all fees, costs and expenses of any such registration, other than underwriting discounts and commissions.

Delaware Anti-Takeover Law and Charter Provisions

  Provisions in our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, and eliminate cumulative voting in the election of directors. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may make it more difficult for stockholders to take corporate actions and could have the effect of delaying or preventing a change in control.

  In addition, we are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless any of the following conditions are met. First, this law does not apply if prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder. Second, the law does not apply if upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and those shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer. Third, the law does not apply if, at or after the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

  The Transfer Agent and Registrar for our common stock will be American Stock Transfer & Trust Company. The Transfer Agent's telephone number is (718) 921-8217.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the pubic market could adversely affect the market price of our common stock.

  Upon completion of this offering, we will have outstanding an aggregate of 18,867,481 shares of common stock, assuming no exercise of options after December 31, 1999. Of these shares, the 3,600,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of Sonic Innovations as that term is defined in Rule 144 under the Securities Act. Shares purchased by affiliates may generally only be sold pursuant to an effective registration statement under the Securities Act or in compliance with limitations of Rule 144 as described below.

  The remaining 15,267,481 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. 15,242,459 of these shares will be subject to "lock-up" agreements providing that the stockholders will not offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this prospectus. Goldman, Sachs & Co., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. The 15,267,481 shares will become eligible for sale as follows:

                                            Shares Eligible
        Date Available for Resale              For Sale                     Comment
------------------------------------------  ---------------                 -------
Immediately...............................        25,022    Shares not subject to lock-up agreements
180 days (October 28, 2000)...............     2,080,709    Lock-up released; shares freely tradable
180 days (October 28, 2000)...............    12,409,831    Lock-up released; shares saleable
                                                             under Rules 144 and 701
Various dates beginning in December 2000..       751,919    Shares saleable under Rule 144

  Immediately after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans and our stock purchase plan. Based upon the number of shares subject to outstanding options as of December 31, 1999 and currently reserved for issuance under our stock plans, this registration statement would cover approximately 4,758,465 shares in addition to annual increases in the number of shares available under the stock option plans and stock purchase plan pursuant to the terms of such plans. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire (October 28, 2000) or earlier in Goldman, Sachs & Co.'s sole discretion.

  Also beginning six months after the date of this offering, holders of 12,942,342 shares of our common stock, including shares issuable upon conversion of preferred stock, will be entitled to rights with respect to registration of these shares for sale in the public market. See "Description of Capital Stock--Registration Rights." Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding (which will equal approximately 188,675 shares immediately after this offering); or

  . the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

  Sales under Rule 144 are generally subject to the availability of current public information about Sonic Innovations.

Rule 701

  In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 180 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing requirements of Rule 144.

                                  UNDERWRITING

  Sonic Innovations and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to some conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Deutsche Bank Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters.

                                                                        Number
                              Underwriters                             of Shares
                              ------------                             ---------
   Goldman, Sachs & Co. .............................................. 1,760,000
   Deutsche Bank Securities Inc. .....................................   800,000
   U.S. Bancorp Piper Jaffray Inc.....................................   640,000
   Advest, Inc........................................................    40,000
   Robert W. Baird & Co. Incorporated.................................    40,000
   Chatsworth Securities LLC..........................................    40,000
   Dain Rauscher Incorporated.........................................    40,000
   First Security Van Kasper..........................................    40,000
   ING Barings LLC....................................................    40,000
   Edward D. Jones & Co., L.P.........................................    40,000
   Prudential Securities Incorporated.................................    40,000
   Raymond James & Associates, Inc....................................    40,000
   SG Cowen Securities Corporation....................................    40,000
                                                                       ---------
     Total Underwriters............................................... 3,600,000
                                                                       =========

  If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 540,000 shares from Sonic Innovations to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

  The following table shows the per share and total underwriting discount to be paid to the underwriters by Sonic Innovations. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 540,000 additional shares.

                                                       Paid by Sonic Innovations
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share.......................................... $     0.98   $     0.98
   Total.............................................. $3,528,000   $4,057,200

  Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.58 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to selected other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.

  Sonic Innovations and its officers, directors and principal stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to our issuance of securities pursuant to any existing employee benefit plans or in connection with acquisition transactions, provided that the recipients of such securities agree not to dispose of or hedge any of such securities for the same 180-day period. See "Shares Eligible for Future Sale" for a discussion of transfer restrictions.

  At the request of Sonic Innovations, the underwriters have reserved for sale, at the initial public offering price, up to 360,000 shares of common stock for directors, employees and friends of Sonic Innovations. There can be no assurance that any of the reserved shares will be so purchased. The number of shares available for sale to the general public in the offering will be reduced by the number of reserved shares sold. Any reserved shares not so purchased will be offered to the general public on the same basis as the other shares offered hereby.

  Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock has been negotiated between Sonic Innovations and the representatives of the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Sonic Innovations' historical performance, estimates of Sonic Innovations' business potential and earnings prospects, an assessment of Sonic Innovations' management and the consideration of the above factors in relation to market valuations of companies in related businesses.

  The common stock has been approved for quotation on The Nasdaq National Market under the symbol "SNCI."

  In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

  The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

  These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise.

  The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

  Sonic Innovations estimates that its share of the total expenses of the offering, excluding underwriting discount, will be approximately $950,000.

  Sonic Innovations has agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

                          VALIDITY OF THE COMMON STOCK

  The validity of the common stock offered by this prospectus will be passed upon for Sonic Innovations by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Sullivan & Cromwell, Washington, D.C. As of the date of this prospectus, an investment partnership composed of current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, and an individual member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially own an aggregate of 7,415 shares of Sonic Innovations common stock.

                                    EXPERTS

  The consolidated financial statements of Sonic Innovations, Inc. and subsidiary as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 and Schedule II included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

  We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. You should read the documents filed with the SEC as exhibits to the registration statement for a more complete description of the matter involved.

  We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

                            SONIC INNOVATIONS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999............. F-3

Consolidated Statements of Operations for Each of the Three Years in the
 Period Ended December 31, 1999.......................................... F-4

Consolidated Statements of Stockholders' Deficit for Each of the Three
 Years in the Period Ended December 31, 1999............................. F-5

Consolidated Statements of Cash Flows for Each of the Three Years in the
 Period Ended December 31, 1999.......................................... F-6

Notes to Consolidated Financial Statements............................... F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Sonic Innovations, Inc.:

  We have audited the accompanying consolidated balance sheets of Sonic Innovations, Inc. (a Delaware corporation) and subsidiary (collectively, the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sonic Innovations, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

Salt Lake City, Utah
February 3, 2000 (except with respect to the matters discussed in Note 13 as to which the date is May 1, 2000)

                            SONIC INNOVATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                      Pro Forma
                                                                    Stockholders'
                                                                      Equity at
                                              December 31,          December 31,
                                        --------------------------      1999
                                            1998          1999        (Note 13)
                                        ------------  ------------  -------------
                                                                     (unaudited)
                ASSETS
 CURRENT ASSETS:
 Cash and cash equivalents............  $ 11,929,540  $  5,939,255
 Accounts receivable, net.............     1,647,632     4,924,684
 Inventories..........................       243,620     2,368,373
 Prepaid expenses and other...........       258,764       697,525
                                        ------------  ------------
  Total current assets................    14,079,556    13,929,837
                                        ------------  ------------
 PROPERTY AND EQUIPMENT:
 Furniture and office equipment.......     1,169,804     2,104,136
 Machinery and equipment..............       977,784     2,083,518
 Computer equipment...................     1,222,108     1,730,600
 Leasehold improvements...............       123,423       107,762
                                        ------------  ------------
                                           3,493,119     6,026,016
 Less accumulated depreciation and
  amortization........................      (976,736)   (2,288,332)
                                        ------------  ------------
  Net property and equipment..........     2,516,383     3,737,684
                                        ------------  ------------
 OTHER ASSETS.........................       276,495       794,530
                                        ------------  ------------
  Total assets........................  $ 16,872,434  $ 18,462,051
                                        ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIT)
 CURRENT LIABILITIES:
 Line of credit.......................  $    770,429  $  1,966,142  $        --
 Convertible promissory notes,
  including accrued interest..........           --      8,064,476
 Current portion of capital lease
  obligations.........................       547,842       863,585
 Current portion of technology license
  obligation..........................       170,000       100,000
 Accounts payable.....................     2,128,017     3,873,661
 Accrued payroll related expenses.....       788,735     1,577,895
 Other accrued expenses...............       968,345     2,602,699
                                        ------------  ------------
  Total current liabilities...........     5,373,368    19,048,458
 LONG-TERM LIABILITIES:
 Capital lease obligations, net of
  current portion.....................     1,440,400     1,935,445
 Technology license obligation, net of
  current portion.....................       250,000       150,000
                                        ------------  ------------
  Total liabilities...................     7,063,768    21,133,903
                                        ------------  ------------
 COMMITMENTS AND CONTINGENCIES (Notes
  2, 3, 4, 5 and 6)
 MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK:
 Series B, 4,635,378 shares designated
  and outstanding (aggregate
  liquidation preference of $6,367,561
  as of December 31, 1999)-none
  outstanding pro forma...............     7,428,356     7,951,574
 Series C, 4,161,692 shares
  designated, 4,144,434 shares
  outstanding (aggregate liquidation
  preference of $12,599,034 as of
  December 31, 1999)-none outstanding
  pro forma...........................    13,619,934    14,609,593
 Series D, 3,381,579 shares
  designated, 3,294,223 and 3,303,697
  shares outstanding, respectively
  (aggregate liquidation preference of
  $12,554,000 as of December 31,
  1999)-none outstanding pro forma....    12,613,727    13,568,395
                                        ------------  ------------
  Total mandatorily redeemable
   convertible preferred stock........    33,662,017    36,129,562           --
                                        ------------  ------------
 STOCKHOLDERS' EQUITY (DEFICIT):
 Preferred stock, Series A
  convertible, $.001 par value;
  449,277 shares designated and
  outstanding (aggregate liquidation
  preference of $356,913 as of
  December 31, 1999) none outstanding
  pro forma...........................       341,711       341,711           --
 Common stock, $.001 par value;
  35,000,000 shares authorized,
  1,279,857 and 1,449,367 shares
  outstanding, respectively--
  14,619,054 shares pro forma.........         1,280         1,449        14,619
 Additional paid-in capital...........       247,672     6,257,288    50,779,867
 Deferred stock-based compensation....           --     (3,612,620)   (3,612,620)
 Accumulated deficit..................   (24,440,197)  (41,777,602)  (41,777,602)
 Accumulated other comprehensive
  loss................................        (3,817)      (11,640)     (11,640)
                                        ------------  ------------  ------------
  Total stockholders' equity
   (deficit)..........................   (23,853,351)  (38,801,414) $  5,392,624
                                        ------------  ------------  ------------
    Total liabilities and
     stockholders' equity (deficit)...  $ 16,872,434  $ 18,462,051
                                        ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SONIC INNOVATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                              Years Ended December 31,
                                        ---------------------------------------
                                           1997          1998          1999
                                        -----------  ------------  ------------
Net sales.............................  $       --   $  2,142,958  $ 28,694,146
Cost of sales (exclusive of $46,709 of
 stock-based compensation shown
 below)...............................          --      2,056,225    17,061,973
                                        -----------  ------------  ------------
    Gross profit......................          --         86,733    11,632,173
                                        -----------  ------------  ------------
Operating expenses:
  Selling, general and administrative
   (exclusive of $840,495 of stock-
   based compensation shown below)....    1,470,958     8,443,791    17,342,410
  Research and development (exclusive
   of $138,286 of stock-based
   compensation shown below)..........    3,855,170     5,832,131     7,015,298
  Stock-based compensation............          --            --      1,025,490
                                        -----------  ------------  ------------
    Total operating expenses..........    5,326,128    14,275,922    25,383,198
                                        -----------  ------------  ------------
Operating loss........................   (5,326,128)  (14,189,189)  (13,751,025)
                                        -----------  ------------  ------------
Other income (expense):
  Interest expense....................      (50,603)     (185,447)     (990,005)
  Interest and other income...........      141,849       496,614       124,657
  Foreign currency exchange loss......          --            --       (289,487)
                                        -----------  ------------  ------------
    Total other income (expense)......       91,246       311,167    (1,154,835)
                                        -----------  ------------  ------------
Net loss..............................   (5,234,882)  (13,878,022)  (14,905,860)
Accretion on mandatorily redeemable
 convertible preferred stock..........     (593,403)   (1,561,470)   (2,431,545)
                                        -----------  ------------  ------------
Net loss applicable to common
 stockholders.........................  $(5,828,285) $(15,439,492) $(17,337,405)
                                        ===========  ============  ============
Basic and diluted net loss per common
 share................................  $     (8.23) $     (15.61) $     (12.72)
                                        ===========  ============  ============
Weighted average number of common
 shares outstanding...................      708,403       988,844     1,363,221
                                        ===========  ============  ============
Unaudited pro forma information (Note
 13):
  Net loss applicable to common
   stockholders.......................                             $(14,399,610)
                                                                   ============
  Basic and diluted net loss per
   common share.......................                             $      (1.02)
                                                                   ============
  Weighted average number of common
   shares outstanding.................                               14,114,948
                                                                   ============



  The accompanying notes are an integral part of these consolidated financial statements.

                            SONIC INNOVATIONS, INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                    Series B, C and D
                  Mandatorily Redeemable     Series A
                  Convertible Preferred    Convertible                                               Deferred
                    Stock (Non-Equity)   Preferred Stock    Common Stock   Additional               Stock-based    Accumu-
                  ---------------------- ---------------- ----------------  Paid-in     Compre-       Compen-       lated
                    Shares     Amount    Shares   Amount   Shares   Amount  Capital   hensive Loss    sation       Deficit
                  ---------- ----------- ------- -------- --------- ------ ---------- ------------  -----------  ------------
BALANCE,
December 31,
1996............   3,312,067 $ 4,635,962 400,693 $281,710   681,489 $  681 $   88,791 $        --   $       --   $ (3,172,420)
Exercise of
common stock
options.........                                             34,210     35      6,565
Extension of
life of certain
stock options...                                                               22,400
Series B
preferred stock
issued for
services........       9,266      24,999
Sale of Series B
preferred stock,
net of issuance
costs...........   1,314,045   1,825,192
Sale of Series C
preferred stock,
net of issuance
costs...........   4,118,421  12,475,783
Series B
preferred stock
accretion.......                 447,336                                                                             (447,336)
Series C
preferred stock
accretion.......                 146,067                                                                             (146,067)
Other
comprehensive
income..........                                                                            51,221
Net loss........                                                                        (5,234,882)                (5,234,882)
                  ---------- ----------- ------- -------- --------- ------ ---------- ------------  -----------  ------------
Comprehensive
loss............                                                                      $ (5,183,661)
                                                                                      ============
BALANCE,
December 31,
1997............   8,753,799  19,555,339 400,693  281,710   715,699    716    117,756 $        --           --     (9,000,705)
Exercise of
common stock
options.........                                            564,158    564    129,916
Exercise of
Series A
preferred stock
warrants........                          48,584   60,001
Series C
preferred stock
issued for
services........      26,013      79,032
Series D
preferred stock
issued for
services........       4,737      18,000
Sale of Series D
preferred stock,
net of issuance
costs...........   3,289,486  12,448,176
Series B
preferred stock
accretion.......                 494,867                                                                             (494,867)
Series C
preferred stock
accretion.......                 919,052                                                                             (919,052)
Series D
preferred stock
accretion.......                 147,551                                                                             (147,551)
Other
comprehensive
loss............                                                                           (55,038)                       --
Net loss........                                                                       (13,878,022)               (13,878,022)
                  ---------- ----------- ------- -------- --------- ------ ---------- ------------  -----------  ------------
Comprehensive
loss............                                                                      $(13,933,060)
                                                                                      ============
BALANCE,
December 31,
1998............  12,074,035  33,662,017 449,277  341,711 1,279,857  1,280    247,672 $        --           --    (24,440,197)
Exercise of
common stock
options.........                                            169,510    169     52,335
Series D
preferred stock
issued for
services........       9,474      36,000
Series B
preferred stock
accretion.......                 523,218                                                                             (523,218)
Series C
preferred stock
accretion.......                 989,659                                                                             (989,659)
Series D
preferred stock
accretion.......                 918,668                                                                             (918,668)
Accelerated
vesting of
certain stock
options.........                                                              170,000
Warrants granted
with convertible
promissory
notes...........                                                              945,000
Warrants granted
with debt
agreement.......                                                              204,171
Deferred stock-
based
compensation....                                                            4,638,110                (4,638,110)
Stock-based
compensation....                                                                                      1,025,490
Other
comprehensive
loss............                                                                            (7,823)
Net loss........                                                                       (14,905,860)               (14,905,860)
                  ---------- ----------- ------- -------- --------- ------ ---------- ------------  -----------  ------------
Comprehensive
loss............                                                                      $(14,913,683)
                                                                                      ============
BALANCE,
December 31,
1999............  12,083,509 $36,129,562 449,277 $341,711 1,449,367 $1,449 $6,257,288               $(3,612,620) $(41,777,602)
                  ========== =========== ======= ======== ========= ====== ==========               ===========  ============
                  Accumu-
                   lated
                   Other
                  Compre-
                  hensive
                  Income/
                   (Loss)      Total
                  --------- -------------
BALANCE,
December 31,
1996............  $    --   $ (2,801,238)
Exercise of
common stock
options.........                   6,600
Extension of
life of certain
stock options...                  22,400
Series B
preferred stock
issued for
services........                     --
Sale of Series B
preferred stock,
net of issuance
costs...........                     --
Sale of Series C
preferred stock,
net of issuance
costs...........                     --
Series B
preferred stock
accretion.......                (447,336)
Series C
preferred stock
accretion.......                (146,067)
Other
comprehensive
income..........    51,221        51,221
Net loss........              (5,234,882)
                  --------- -------------
Comprehensive
loss............
BALANCE,
December 31,
1997............    51,221    (8,549,302)
Exercise of
common stock
options.........                 130,480
Exercise of
Series A
preferred stock
warrants........                  60,001
Series C
preferred stock
issued for
services........                     --
Series D
preferred stock
issued for
services........                     --
Sale of Series D
preferred stock,
net of issuance
costs...........                     --
Series B
preferred stock
accretion.......                (494,867)
Series C
preferred stock
accretion.......                (919,052)
Series D
preferred stock
accretion.......                (147,551)
Other
comprehensive
loss............   (55,038)      (55,038)
Net loss........       --    (13,878,022)
                  --------- -------------
Comprehensive
loss............
BALANCE,
December 31,
1998............    (3,817)  (23,853,351)
Exercise of
common stock
options.........                  52,504
Series D
preferred stock
issued for
services........                     --
Series B
preferred stock
accretion.......                (523,218)
Series C
preferred stock
accretion.......                (989,659)
Series D
preferred stock
accretion.......                (918,668)
Accelerated
vesting of
certain stock
options.........                 170,000
Warrants granted
with convertible
promissory
notes...........                 945,000
Warrants granted
with debt
agreement.......                 204,171
Deferred stock-
based
compensation....                     --
Stock-based
compensation....               1,025,490
Other
comprehensive
loss............    (7,823)       (7,823)
Net loss........             (14,905,860)
                  --------- -------------
Comprehensive
loss............
BALANCE,
December 31,
1999............  $(11,640) $(38,801,414)
                  ========= =============

  The accompanying notes are an integral part of these consolidated financial statements.

                            SONIC INNOVATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Years Ended December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.............................  $ (5,234,882) $(13,878,022) $(14,905,860)
Adjustments to reconcile net loss to
 net cash used in operating
 activities:
  Depreciation and amortization......       192,176       735,715     1,361,741
  Preferred stock issued for
   services..........................        24,999        97,032        36,000
  Expense related to remeasurement of
   stock options.....................        22,400           --        170,000
  Gain on sale of marketable
   securities........................       (12,466)     (323,466)          --
  Gain on sale of property and
   equipment.........................        (4,077)       (4,096)          --
  Non-cash interest on convertible
   promissory notes..................           --            --        393,750
  Stock-based compensation...........           --            --      1,025,490
  Changes in assets and liabilities:
   Accounts receivable, net..........           --     (1,647,632)   (3,352,140)
   Inventories.......................           --       (243,620)   (2,148,704)
   Prepaid expenses and other........       (34,241)     (223,035)     (180,392)
   Other assets......................      (154,176)     (115,805)     (519,939)
   Technology license obligation.....       (30,000)      (50,000)     (170,000)
   Accounts payable and accrued
    expenses.........................       617,288     3,112,008     4,326,628
                                       ------------  ------------  ------------
     Net cash used in operating
      activities.....................    (4,612,979)  (12,540,921)  (13,963,426)
                                       ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment...      (124,939)     (544,687)   (1,151,852)
Purchase of marketable securities....   (11,493,305)          --            --
Proceeds from sale of marketable
 securities..........................     2,370,834    10,500,000           --
Proceeds from sale of property and
 equipment...........................       109,420           --            --
Payment received on note receivable..        33,536           --            --
                                       ------------  ------------  ------------
     Net cash provided by (used in)
      investing activities...........    (9,104,454)    9,955,313    (1,151,852)
                                       ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible
 promissory notes....................           --            --      8,500,000
Line of credit borrowings, net.......           --        770,429     1,195,713
Principal payments on long-term debt
 and capital lease obligations.......      (136,610)     (607,781)     (632,277)
Deferred public offering costs.......           --            --        (69,661)
Proceeds from exercise of common
 stock options.......................         6,600       130,480        52,504
Proceeds from issuance of preferred
 stock, net of issuance costs........    14,300,975    12,448,176           --
Proceeds from exercise of preferred
 stock warrants, net of issuance
 costs...............................           --         60,001           --
                                       ------------  ------------  ------------
     Net cash provided by financing
      activities.....................    14,170,965    12,801,305     9,046,279
                                       ------------  ------------  ------------
EFFECT OF EXCHANGE RATE CHANGES ON
 CASH AND CASH EQUIVALENTS...........           --         (3,817)       78,714
                                       ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS....................       453,532    10,211,880    (5,990,285)
CASH AND CASH EQUIVALENTS, beginning
 of year.............................     1,264,128     1,717,660    11,929,540
                                       ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, end of
 year................................  $  1,717,660  $ 11,929,540  $  5,939,255
                                       ============  ============  ============
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the year for
   interest..........................  $     50,603  $    178,447  $    444,177
SUPPLEMENTAL DISCLOSURE OF NONCASH
 FINANCING AND INVESTING ACTIVITIES:
  Equipment acquired under capital
   leases............................  $    842,118  $  1,757,975  $  1,443,025
  Mandatorily redeemable convertible
   preferred stock accretion.........  $    593,403  $  1,561,470  $  2,431,545

  The accompanying notes are an integral part of these consolidated financial statements.

                            SONIC INNOVATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF OPERATIONS

  Sonic Innovations, Inc. (the "Company") began its operations in 1991 and reincorporated in Delaware in 1997. The Company designs, manufactures and markets advanced digital hearing aids designed to provide the highest levels of satisfaction for hearing impaired customers. Capitalizing on a new understanding of human hearing, the Company has developed patented digital signal processing, or DSP, technologies and embedded them in the smallest single-chip DSP platform ever installed in a hearing aid. The Company launched its first branded line, NATURA, in September 1998. The Company sells finished hearing aids, partial hearing aids and hearing aid components to hearing care professionals, distributors and other hearing aid manufacturers in the United States, and much of Europe, Japan, Australia and Canada.

  The Company has incurred operating losses since its inception. The Company is subject to a number of risks associated with companies in a similar stage of operations, including dependence on key employees for technology and support, potential competition from larger, more established companies, the need to penetrate the market with new products and the ability to obtain adequate financing to support its growth. The Company's activities to date have been financed primarily through private placements of equity securities, including preferred stock issuances of $14,300,000 in 1997 and $12,400,000 in 1998, and borrowings under a credit facility established in 1998. The Company raised additional capital by issuing $8,500,000 million of convertible promissory notes in 1999. The Company is seeking additional capital through the issuance of equity securities, but there can be no assurance that additional funding will be available to the Company on acceptable terms, if at all.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

  The consolidated financial statements include the accounts of Sonic Innovations, Inc. and its wholly owned subsidiary, Sonic Innovations A/S, a Danish corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Sales, Sales Returns and Concentrations of Credit Risk

  The Company sells its branded products directly to hearing care professionals in the United States and through a network of established distributors in much of Europe, Japan, Australia and Canada. The Company also sells hearing aid components to other hearing aid manufacturers. Sales are recognized when products are shipped. Net sales consist of product sales less provisions for sales returns, which are made at the time of sale. The Company has a 90-day return period for its branded products, does not allow returns of its component products and accounts for returns in accordance with SFAS No. 48. The provisions for sales returns aggregated $696,000 and $10,088,000 in 1998 and 1999, respectively. As of December 31, 1998 and 1999, allowances for sales returns of $282,000 and $1,974,000, respectively, were reflected as a reduction in accounts receivable.

                            SONIC INNOVATIONS, INC.

  Revenues related to the sale of extended warranties are deferred and recognized on a straight-line basis over the warranty period. As of December 31, 1999, deferred warranty revenue of $87,000 was included in other accrued expenses.

  The Company performs ongoing credit evaluations of its customers and provides for doubtful accounts, which have been within management's expectations. As of December 31, 1998 and 1999, the allowances for doubtful accounts were $51,400 and $461,000, respectively. During 1999, the Company had two significant customers which comprised 26% and 10% of net sales. As of December 31, 1999, these two customers combined accounted for approximately 38% of the net accounts receivable balance.

Warranty Costs

  At the time of sale, the Company provides for the cost of remaking and repairing products under warranty. These costs are included in cost of sales. The warranty period is generally one or two years for branded products and 30 to 120 days for component products. Because of the length of the warranty period, adjustments to the originally recorded provisions may be necessary from time to time. In 1998 and 1999, the provisions for warranty costs were $200,000 and $1,318,000, respectively. As of December 31, 1998 and 1999, the warranty reserve was $83,000 and $364,000, respectively.

Cash and Cash Equivalents

  The Company considers all highly liquid, short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1999, cash equivalents consisted of certificates of deposit and money market funds totaling $11,197,596 and $47,403, respectively.

Restricted Cash

  In July 1999, the Company entered into a lease for its headquarters facility that required the Company to deposit $560,000 into a restricted account for the benefit of the landlord in the event of payment default. This amount may be reduced provided certain financial milestones are met. Upon completion of an IPO which raises a minimum of $20,000,000, the restricted account may be reduced to a one-month security deposit of $101,323. As of December 31, 1998 and 1999, $50,000 was on deposit in a restricted account as collateral for a merchant services agreement. Both of these deposits are long-term in nature and classified as other assets.

Marketable Securities

  During 1998, the Company had marketable securities consisting primarily of short-term government and corporate securities which were recorded at fair value. During 1999, the Company had no marketable securities. The proceeds from sales of available-for-sale marketable securities during 1997 and 1998 were $2,370,834 and $10,500,000, respectively. The realized gains on those sales were $12,466 and $323,466 for the years ended December 31, 1997 and 1998, respectively.

                            SONIC INNOVATIONS, INC.

Inventories

  Inventories are stated at the lower of cost or market value using the FIFO (first-in, first-out) method. Inventories at December 31, 1998 and 1999 consisted of the following:

                                                               1998      1999
                                                             -------- ----------
     Raw materials.......................................... $239,257 $1,365,443
     Components.............................................      --     501,111
     Work in process........................................    4,363    159,059
     Finished goods.........................................      --     342,760
                                                             -------- ----------
                                                             $243,620 $2,368,373
                                                             ======== ==========

  Provision is made to reduce excess and obsolete inventories to their estimated net realizable values. As of December 31, 1998 and 1999, the reserves for excess and obsolete inventories were $60,000 and $250,000, respectively.

Purchase Commitments

  The Company reviews its firm purchase commitments at each reporting date to determine if commitments are at prices in excess of net realizable value. To the extent such commitments exceed net realizable value, the Company's policy is to recognize a loss in the period in which an impairment in value becomes evident. There were no losses recognized in 1997, 1998 and 1999.

Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of 7 years for furniture and fixtures and 3 to 5 years for machinery and equipment. Leasehold improvements are amortized over the lease term of up to 5 years.

  Upon the retirement or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts. The resulting gain or loss is included in other income (expense). Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Patent Costs

  During 1997, 1998 and 1999, the Company expensed direct costs associated with obtaining and filing patents of $105,000, $148,000 and $342,000, respectively.

Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash, cash equivalents, accounts receivable, accounts payable, debt instruments and mandatorily redeemable convertible preferred stock. The Company believes that the carrying amounts of its financial instruments approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Foreign Currency Translation

  The accounts of Sonic Innovations A/S are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in other income (expense).

                            SONIC INNOVATIONS, INC.

Comprehensive Income (Loss)

  For the year ended December 31, 1997, other comprehensive income consisted of unrealized gains on marketable securities. For the year ended December 31, 1998, the components of other comprehensive loss consisted of a $3,817 foreign currency translation adjustment and a $51,221 reclassification adjustment related to an unrealized gain becoming a realized gain on marketable securities. For the year ended December 31, 1999, other comprehensive loss consisted of a foreign currency translation adjustment.

Research and Development

  Research and development costs, which include basic research, development of useful ideas into new products, continuing support and enhancement of existing products and regulatory and clinical activities, are expensed as incurred.

Advertising

  Advertising costs are expensed as incurred. Advertising costs for 1998 and 1999 were $562,000 and $2,606,000, respectively. No advertising costs were incurred in 1997.

Net Loss Per Common Share

  Basic and diluted net loss per common share were computed by dividing net loss applicable to common stockholders by the weighted average number of common shares outstanding. Common stock equivalents were not considered since their effect would be antidilutive, thereby decreasing the net loss per common share. As of December 31, 1999, common stock equivalents consisted of options for 2,580,844 shares; warrants for 285,169 shares (assuming conversion into common stock of 17,258 shares of Series C preferred stock and 31,058 shares of Series D preferred stock issuable upon exercise of outstanding warrants); $8,500,000 of convertible promissory notes convertible at either 93% or 100% of the Company's initial public offering price; and 12,532,786 shares of convertible preferred stock convertible on a share-for-share basis into common stock.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is expected to be effective for the Company's year ending December 31, 2001. The Company currently expects this new pronouncement to have no material impact on its financial statements.

(3) LINE OF CREDIT

  The Company has a lending arrangement with a bank that includes a line of credit agreement providing for maximum borrowings of $4,000,000 (subject to various limitations). Borrowings under the line of credit at December 31, 1999 were $1,966,142 and bear interest at the bank's prime rate plus 2.0% (10.5% at December 31, 1999). The agreement expires on June 30, 2000. Borrowings under the line of credit are secured by substantially all assets of the Company. The line of credit requires financial and other covenants that include the maintenance of a specified level of tangible

                            SONIC INNOVATIONS, INC.

net worth, as well as restrictions on incurring additional unsubordinated indebtedness, pledging or encumbering the Company's assets, paying dividends and entering into mergers and acquisitions. As of December 31, 1999, the Company was in compliance with all covenants. In connection with obtaining the line of credit, the Company issued warrants to the bank to purchase 31,058 shares of Series D convertible preferred stock at an exercise price of $3.80 per share. The Company can reduce the number of shares issued pursuant to these warrants to 20,706 shares if the Company completes an initial public offering by May 31, 2000. The warrants expire in December 2004. The estimated fair value of the warrants at the grant date of $204,000 was recorded as a debt issuance cost and is being amortized over the term of the agreement. Subsequent to year-end, the Company repaid all borrowings under the line of credit.

  This line of credit replaced a $5,000,000 line of credit that was established in 1998 which bore interest at the bank's prime rate plus 0.5% (8.25% at December 31, 1998). Borrowings under that line of credit at December 31, 1998 were $770,429. During 1999, the Company's non-compliance with certain financial covenants under the 1998 line of credit was permanently waived by the bank upon entering into the new agreement.

  The Company's maximum borrowings under the lines of credit during 1998 and 1999 were $770,429 and $1,966,142, respectively. During 1998 and 1999, the
Company had weighted average outstanding borrowings under the line of credit agreement of $250,000 and $1,750,000, respectively with weighted average interest rates of 8.80% and 8.51%, respectively.

(4) CAPITAL LEASE OBLIGATIONS

  At December 31, 1998 and 1999, the Company held certain property and equipment with a cost of $2,653,575 and $3,544,067, respectively, under capital lease agreements with a bank. As of December 31, 1998 and 1999, the Company had recorded accumulated amortization of $630,077 and $845,382, respectively, related to these assets.

  The following is a schedule by year of future minimum lease payments under capital lease obligations together with the present value of the net minimum lease payments at December 31, 1999:

     Year Ending December 31,
     ------------------------
     2000........................................................... $1,116,669
     2001...........................................................    864,299
     2002...........................................................    791,238
     2003...........................................................    509,805
     2004...........................................................    101,675
                                                                     ----------
     Total net minimum lease payments...............................  3,383,686
     Less amount representing interest..............................   (584,656)
                                                                     ----------
     Present value of net minimum lease payments....................  2,799,030
     Current portion................................................   (863,585)
                                                                     ----------
     Long-term portion.............................................. $1,935,445
                                                                     ==========

  In connection with entering into a capital lease agreement in 1998, the Company issued warrants to a bank to purchase 17,258 shares of the Company's Series C preferred stock at an

                            SONIC INNOVATIONS, INC.

exercise price of $3.04 per share. The warrants expire in May 2003. The fair value of the warrants was determined to be insignificant at the date of grant. During 1999, the Company's non-compliance with certain financial covenants of the capital lease agreement was permanently waived by the bank.

(5) CONVERTIBLE PROMISSORY NOTES

  In July 1999, the Company issued $4,500,000 of convertible promissory notes to existing preferred stockholders. The notes accrue interest at an annual rate of 6% and principal and accrued interest automatically convert into shares of common stock upon the closing of the Company's IPO at the IPO price. If there is no IPO, the notes automatically convert into common stock on August 3, 2000 at a price of $3.80 per share. In connection with selling these notes, the Company issued warrants for the purchase of 236,853 shares of its common stock at $3.80 per share. The warrants expire on the earliest of: (i) July 29, 2002;
(ii) the closing of the Company's IPO; or (iii) the closing of an acquisition of the Company. The Company allocated the $4,500,000 of proceeds between the notes and the warrants based upon the relative fair values at the date of issuance. This resulted in allocating $3,555,000 to the notes and $945,000 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes is recorded as interest expense over the term of the notes.

  In December 1999, the Company issued a $4,000,000 convertible promissory note to Hoya Healthcare Corporation ("Hoya"), a Japanese company that distributes the Company's branded products in Japan. The note accrues interest at an annual rate of 6% and automatically converts into shares of common stock upon the closing of the Company's IPO at 93% of the IPO price. The contingent beneficial conversion feature of 93% of the IPO price has a fair value of $280,000. This amount will be recorded as additional interest expense if and when the contingency (completion of an IPO) is resolved. Under the convertible note purchase agreement, Hoya has agreed to purchase an additional $6,000,000 of convertible promissory notes according to the following schedule:

  . If the IPO occurs by March 31, 2000, on the effective date of the IPO Hoya will purchase a $6,000,000 convertible note which will be immediately converted to common stock at the IPO price.

  . If the IPO occurs between April 1, 2000 and June 30, 2000, Hoya will purchase (i) a $3,000,000 convertible note on March 31, 2000 which will be converted on the effective date of the IPO at 93% of the IPO price and (ii) a $3,000,000 convertible note on the effective date of the IPO which will be immediately converted at the IPO price.

  . If the IPO occurs after June 30, 2000, Hoya will purchase (i) a $3,000,000 convertible note on March 31, 2000 and (ii) a $3,000,000 convertible note on June 30, 2000, both of which will be converted on the effective date of the IPO at 93% of the IPO price.

  If there is no IPO, the Company must repay the notes with interest one year from the date of Hoya's purchase of the notes.

                            SONIC INNOVATIONS, INC.

(6) COMMITMENTS

Operating Leases

  The Company leases various equipment and office space under noncancelable operating leases that expire at various dates through 2004. Rental expense for equipment and office space for the years ended December 31, 1997, 1998 and 1999 was $156,475, $279,062 and $835,198, respectively. Future minimum lease payments under noncancelable leases at December 31, 1999 were as follows:

       Year Ending December 31,
       ------------------------
       2000........................................................ $1,430,607
       2001........................................................  1,453,680
       2002........................................................  1,441,647
       2003........................................................  1,467,508
       2004........................................................  1,032,918
                                                                    ----------
                                                                    $6,826,360
                                                                    ==========

  The Company subleases office space in its Salt Lake City facility. Sublease revenue totaled $30,080 in 1999. Revenue from subleases is expected to be $169,876 in 2000, $153,917 in 2001 and $99,606 in 2002.

Brigham Young University Technology License Agreements

  In 1995, the Company entered into a license agreement, as amended in 1996, with Brigham Young University ("BYU"). The agreement provides the Company with an exclusive worldwide license to utilize certain technology, including patents and patents pending involving hearing aid signal processing, audio signal processing and hearing compression. The agreement remains in effect until the expiration of the latest patent right in 2013 and can be terminated by BYU in the event of circumstances outlined in the agreement. During the term of the agreement, the Company is responsible for the payment of all fees and costs associated with filing and maintaining patent rights. As consideration for the license, the Company issued 96,843 shares of its common stock to BYU, paid a license fee of $80,000 during 1995 and agreed to pay an additional license fee of $500,000 as follows: $30,000 in 1996, $50,000 in 1997, $70,000 in 1998,
$100,000 in 1999, $100,000 in 2000 and $150,000 in 2001. The Company may (but
is not entitled to) receive a credit against the $500,000 license fee for certain approved research conducted through BYU. The Company is required to make royalty payments to BYU equal to 50% of any consideration received from sublicensing, assigning or transferring the licensed technology. This agreement may be terminated without cancellation fees. Amounts paid and owed under the agreement have been accounted for as purchased research and development and expensed accordingly. The Company has classified as a current liability the portion of its license obligations due within the next year.

  In 1997, the Company entered into a separate license agreement with BYU to utilize certain "noise suppression" technologies owned by BYU. The agreement remains in effect indefinitely, unless terminated by BYU in the event of circumstances outlined in the agreement. As consideration for the license, the Company paid a license fee of $50,000, which was expensed during 1997. The Company is also required to make royalty payments to BYU in the amount of 0.5% of the adjusted gross sales of the licensed products sold or otherwise transferred to an end user, with an annual minimum royalty of $50,000. Royalty payments are to be paid as long as the Company uses this

                            SONIC INNOVATIONS, INC.

technology. This agreement may be terminated without cancellation fees. During 1998 and 1999, royalties expensed under this agreement were $50,000 because the related technology has not yet been incorporated into the Company's products. The Company expects to begin selling products incorporating this technology during the second quarter of 2000. The Company is also required to pay a "pass through royalty" of 50% on any transfer of technology to a third party that is not an end user. No such royalties were incurred or paid in 1997, 1998 and 1999.

K/S HIMPP License Agreement

  In 1998, the Company entered into a license agreement with K/S HIMPP, a Danish partnership, whereby the Company purchased the rights to use technology covered by approximately 200 patents owned by K/S HIMPP that are considered essential for the sale of programmable hearing aids. In connection with this agreement, the Company is required to pay K/S HIMPP a royalty equal to 3% of net sales of related products. HIMPP royalty expense in 1998 and 1999 totaled $85,000 and $429,000, respectively. The agreement remains in effect until 2013.

Other License Agreement

  In 1999, the Company entered into a license agreement to resolve a claim of patent infringement made by a competitor under which the Company pays a 1.5% royalty on all net sales of hearing aids for the period October 1998 through September 2001, at which time the license will be paid in full. Royalty expense pertaining to the agreement was $463,000 in 1999.

Supplier Purchase Commitment

  In 1997, the Company entered into an agreement with an integrated circuit manufacturer to purchase integrated circuits used in the Company's products. The agreement provides the manufacturer with a non-exclusive, non-sublicensable license to use the Company's technology for non-hearing applications. In return, the manufacturer granted the Company a license to minor improvements or enhancements made to the technology by the manufacturer for hearing applications. The Company made purchases totalling approximately $1,239,000 and $151,000 in 1999 and 1998, respectively. The agreement requires the Company to make future minimum purchases based on a fixed minimum number of integrated circuits at a fixed price per integrated circuit. Non-cancelable minimum commitments are as follows:

       Year Ending December 31,
       ------------------------
       2000......................................................  $1,125,000
       2001......................................................   2,475,000
       2002......................................................     750,000
                                                                  -----------
                                                                   $4,350,000
                                                                  ===========

  The Company purchases all of its integrated circuits from this manufacturer. Should this manufacturer be unable to provide the Company with these integrated circuits, the ability of the Company to produce products for sale could be materially impaired. The Company purchases other components including receivers and microphones from a limited number of suppliers.

Employment Agreements

  The Company has entered into employment agreements with various officers and key employees that provide for, among other things, minimum annual base salaries, bonuses and

                            SONIC INNOVATIONS, INC.

severance arrangements. The employment agreements may be terminated by either party. As of December 31, 1999, the Company had accrued an aggregate of approximately $247,000 for discretionary bonuses related to these agreements.

(7) INCOME TAXES

  Net loss before income taxes consisted of the following components for the years ended December 31, 1997, 1998 and 1999:

                                                 1997       1998        1999
                                              ---------- ----------- -----------
     Domestic................................ $5,234,882 $13,471,481 $13,746,935
     Foreign.................................        --      406,541   1,158,925
                                              ---------- ----------- -----------
       Total................................. $5,234,882 $13,878,022 $14,905,860
                                              ========== =========== ===========

  Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized. As of December 31, 1998 and 1999, the components of the deferred tax assets were as follows:

                                                       1998          1999
                                                    -----------  ------------
     Net operating loss carryforwards.............. $ 5,231,548  $  9,631,272
     Start-up costs capitalized for tax reporting
      purposes.....................................   2,628,157     2,147,135
     Receivables allowances........................     124,480       872,820
     Reserves and other differences................     314,356       276,135
                                                    -----------  ------------
                                                      8,298,541    12,927,362
     Valuation allowance...........................  (8,298,541)  (12,927,362)
                                                    -----------  ------------
                                                    $       --   $        --
                                                    ===========  ============

  A valuation allowance for the total net deferred tax assets was recorded due to the uncertainty of realization of the assets based upon the limited operating history of the Company, the lack of profitability to date and no assurance of future profitability.

  As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax reporting purposes totaling approximately $24,478,000 and foreign net operating loss carryforwards of approximately $1,565,000. The foreign net operating loss carryforwards expire in 2003 and 2004, the federal net operating loss carryforwards expire as follows:

   Year Arising Year Expiring
   ------------ -------------
    1992        2007..............................................   $    43,000
    1993        2008..............................................        66,000
    1994        2009..............................................       108,000
    1995        2010..............................................       401,000
    1996        2011..............................................       992,000
    1997        2012..............................................     2,708,000
    1998        2018..............................................     8,940,000
    1999        2019 .............................................    11,220,000
                                                                     -----------
                                                                     $24,478,000
                                                                     ===========

                            SONIC INNOVATIONS, INC.

  The Internal Revenue Code contains provisions that reduce or limit the availability and utilization of net operating loss carryforwards if certain changes in ownership have taken place or will take place. In December 1993 and September 1995, changes in the ownership of the Company resulted in limitations on all pre-existing net operating loss carryforwards of the Company. As a result, management estimates that approximately $103,000 of the Company's net operating loss carryforwards arising in 1992 and 1993 are limited to utilization of approximately $15,000 per year, and that approximately $409,000 of the Company's net operating loss carryforwards arising in 1994 and 1995 are limited to utilization of approximately $140,000 per year. If the annual limited amount is unutilized in any particular year, it remains available on a cumulative basis through the expiration date of the applicable net operating loss carryforwards.

  Additionally, the Company anticipates that the public sale of its stock may result in another ownership change on or about the public sale date depending upon the number of shares sold and various other factors. If an ownership change occurs, the Company's net operating loss carryforwards arising in 1996 through the public sale date will be limited to utilization of an annual amount not to exceed the value of the Company on the ownership change date multiplied by the Federal long-term tax-exempt rate (the rate is fixed monthly and was 5.73% as of February 2000).

(8) PREFERRED STOCK

  The Company's certificate of incorporation authorizes the issuance of 13,907,895 shares of preferred stock with terms and preferences designated therein. As of December 31, 1999, the Company had designated 449,277 shares as Series A convertible ("Series A"), 4,635,378 shares as Series B redeemable, convertible ("Series B"), 4,161,692 shares as Series C redeemable, convertible ("Series C"), and 3,381,579 shares as Series D redeemable, convertible ("Series D").

  During 1997, 1,314,045 shares of Series B were sold for $1,825,192 in cash, 9,266 shares of Series B were issued for services performed totaling $24,999, and 4,118,421 shares of Series C were sold for $12,520,000 in cash. Direct costs associated with the sale of Series C of $44,217 were netted against the proceeds from the sale.

  During 1998, warrants for the purchase of 48,584 shares of Series A with an exercise price of $1.24 per share were exercised for cash totaling $60,001, 26,013 shares of Series C were issued for services performed totaling $79,032, 3,289,486 shares of Series D were sold for $12,500,000 in cash and 4,737 shares of Series D were issued for services performed totaling $18,000. Direct costs associated with the sale of Series D of $51,824 were netted against the proceeds from the sale.

  During 1999, the Company issued 9,474 shares of Series D for services totaling $36,000.

  Series A, B, C and D preferred stock are convertible at any time, at the option of the holders, at the initial rate of one common share for each preferred share. The number and kind of securities issuable upon conversion is subject to adjustment from time to time upon the occurrence of certain events as outlined in the certificate of incorporation and the sales agreements. The preferred stockholders are entitled to one vote for each share of common stock into which such holder's preferred stock is convertible. In addition, the preferred stockholders are entitled to elect seven of the eight members of the Board of Directors. In the event of the occurrence of any liquidation event, the holders of Series A have preference over the common stockholders up to their invested capital and the holders of Series B, C and D have preference over the Series A and common stockholders up to the Series B, C and D invested capital. The preferred stockholders have entered into agreements with the Company that provide piggyback and demand registration rights.

                            SONIC INNOVATIONS, INC.

  Shares of Series B, C and D are redeemable on or after October 23, 2003 at the election of 66 2/3 of each Series' holders. The redemption prices are equal to the prices paid for each Series plus 7% for each year outstanding. As a result of the mandatory redemption features, as of December 31, 1999, the carrying values of Series B, C and D have been increased by $523,218, $989,659 and $918,668, respectively, to accrete each Series to its redemption value.

  The holders of Series B, C and D are entitled to noncumulative per share dividends of $0.13, $0.30 and $0.38, respectively, payable when and if declared by the Board of Directors. As of December 31, 1999, no dividends had been declared.

(9) STOCK-BASED COMPENSATION

Stock Options

  The Company's 1993 Stock Plan (the "Plan") provides for the issuance of a maximum of 3,894,737 shares of common stock to officers, directors, consultants and other employees. The Plan allows for the grant of incentive or nonqualified stock options and stock purchase rights and is administered by the Board of Directors. The Board of Directors determines the quantity, type of award, and terms and conditions, including any vesting conditions. The maximum term of an option may not exceed ten years and the Plan will expire in 2003. As of December 31, 1999, 335,516 shares were available for grant under the Plan. Options generally vest over a four-year period from the grant date.

  The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 ("APB No. 25") and those issued to consultants or nonemployees are accounted for under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). Under APB No. 25, compensation cost is recognized if an option's exercise price is below the intrinsic fair market value of the Company's stock at the grant date. Under SFAS No. 123, compensation cost is recognized for the fair market value of each option as estimated on the date of grant using the Black-Scholes option pricing model. If compensation expense for all stock options had been determined consistent with SFAS No. 123, the Company's net loss and diluted net loss per common share would have been increased as follows:

                                               1997       1998        1999
                                            ---------- ----------- -----------
     Net loss:
       As reported......................... $5,234,882 $13,878,022 $14,905,860
       Pro forma...........................  5,253,529  13,944,130  15,134,313
     Basic and diluted net loss per common
      share:
       As reported.........................       8.23       15.61       12.72
       Pro forma...........................       8.25       15.68       12.88

                            SONIC INNOVATIONS, INC.

  A summary of the Company's stock option activity for 1997, 1998 and 1999 is as follows:

                                                                Weighted Average
                                                      Shares     Exercise Price
                                                     ---------  ----------------
     Outstanding at December 31, 1996............... 1,011,053       $0.23
     Granted in 1997................................   368,947        0.29
     Exercised in 1997..............................   (34,210)       0.19
     Forfeited or expired in 1997...................   (92,105)       0.21
                                                     ---------
     Outstanding at December 31, 1997............... 1,253,685        0.25
     Granted in 1998................................ 1,127,789        0.97
     Exercised in 1998..............................  (564,158)       0.23
     Forfeited or expired in 1998...................   (37,933)       0.40
                                                     ---------
     Outstanding at December 31, 1998............... 1,779,383        0.70
     Granted in 1999................................ 1,087,105        4.33
     Exercised in 1999..............................  (169,510)       0.30
     Forfeited or expired in 1999...................  (116,134)       1.27
                                                     ---------
     Outstanding at December 31, 1999............... 2,580,844        2.23
                                                     =========

  As of December 31, 1999, there were options for 774,278 shares of common stock exercisable at a weighted average exercise price of $.70 per share.

  Stock options outstanding as of December 31, 1999 were as follows:

                                                          Weighted
                                                           Average
                                              Number of   Remaining   Number of
                                               Options   Contractual   Options
     Exercise Price                          Outstanding    Life     Exercisable
     --------------                          ----------- ----------- -----------
     $0.19..................................    174,649     3.76       172,895
      0.27..................................    289,399     5.13       126,242
      0.48..................................    174,474     8.03       111,228
      0.67..................................    327,453     8.28       167,779
      0.95..................................     94,559     8.59        40,453
      1.14..................................    169,763     8.78        49,421
      1.43..................................    284,145     8.96        77,949
      1.90..................................     43,158     9.14         1,996
      2.85..................................    202,289     9.41           --
      3.80..................................    415,526     9.79        26,315
      5.70..................................    347,368     9.89           --
      7.60..................................     58,061     9.95           --
                                              ---------                -------
                                              2,580,844                774,278
                                              =========                =======

  The fair market value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999: risk-free interest rates of 7.00%, 6.75% and 6.33%, respectively; expected dividend yields of zero percent; volatility of zero percent; and expected lives of 7 years.

  During 1997, the Company expensed $22,400 related to the remeasurement of certain stock option values due to changing their exercisable lives from 7 years to 10 years. During 1999, the

                            SONIC INNOVATIONS, INC.

Company expensed $170,000 related to the remeasuring of certain stock option values due to accelerating their vesting dates.

  In connection with the issuance of certain stock options to employees in 1999, the Company recorded deferred stock-based compensation in the aggregate amount of approximately $4,638,000, representing the difference between the deemed fair value of the Company's common stock for accounting purposes and the exercise price of stock options at the date of grant. The Company is amortizing the deferred stock-based compensation over the option vesting periods of three to six years. For the year ended December 31, 1999, amortization expense was $1,025,490. At December 31, 1999, the remaining stock-based compensation of approximately $3,613,000 will be amortized as follows: $2,061,000 in 2000, $917,000 in 2001, $422,000 in 2002, $156,000 in 2003, $40,000 in 2004 and
$17,000 in 2005. The amount of deferred stock-based compensation expense to be amortized in future periods could decrease if the related options are forfeited.

Warrants

  At December 31, 1999, the following warrants to purchase common or preferred stock were outstanding:

                                                                      Exercise
                                                             Warrants  Price
                                                             -------- --------
Issued in connection with 1999 convertible promissory notes
 (See Note 5) .............................................. 236,853   $3.80
Issued in connection with 1999 bank lending arrangement.....  31,058    3.80
Issued in connection with 1998 bank lending arrangement.....  17,258    3.04
                                                             -------
Total warrants outstanding at December 31, 1999............. 285,169
                                                             =======

  The warrants issued in connection with the 1999 bank lending arrangement will be decreased to 20,706 shares if the Company completes an IPO by May 31, 2000. The warrants issued in connection with the 1998 and 1999 bank lending arrangement expire in May 2003 and December 2004, respectively.

  During 1998, the Company received $60,001 in cash upon the exercise of warrants. These warrants had been granted in connection with the issuance of convertible notes payable in 1993, and provided for the purchase of 48,584 shares of Series A preferred stock at $1.24 per share.

(10) EMPLOYEE 401(k) PLAN

  In 1997, the Company established an employee savings and retirement plan that is a salary deferral plan under Section 401(k) of the Internal Revenue Code. The Company's matching contributions are determined annually by the board of directors. The Company did not make matching contributions to this plan in 1997, 1998 or 1999.

(11) SEGMENT INFORMATION

  The Company currently operates through two geographic operating segments-- Sonic Innovations, Inc., a U.S.-based operation, and Sonic Innovations A/S, a Denmark-based operation. Sonic Innovations, Inc. sells products in the U.S. and internationally, except for Europe. Sonic Innovations A/S sells products exclusively in Europe. The Company generally evaluates its operating results on a company-wide basis because (1) the principal components of all products are sourced

                            SONIC INNOVATIONS, INC.

from the United States and (2) all research and development and considerable marketing and administrative support are globally provided from the United States. However, management reviews the operating results of Sonic Innovations A/S to make decisions about resource allocation and to assess performance.

  The table below presents information for the Company's geographical operating segments for 1998 and 1999.

                                           United
     1998                                  States       Europe       Total
     ----                               ------------  ----------  ------------
     Net sales to external customers... $  2,142,958  $      --   $  2,142,958
     Operating loss....................  (13,782,648)   (406,541)  (14,189,189)
     Identifiable segment assets.......   16,711,206     161,228    16,872,434
     Net property and equipment........    2,461,196      55,187     2,516,383

                                           United
     1999                                  States       Europe       Total
     ----                               ------------  ----------  ------------
     Net sales to external customers... $ 24,507,471  $4,186,675  $ 28,694,146
     Operating loss....................  (12,882,547)   (868,478)  (13,751,025)
     Identifiable segment assets.......   15,423,589   3,038,462    18,462,051
     Net property and equipment........    3,609,646     128,038     3,737,684

U.S. net sales include export sales.

  In 1998, all sales were to customers located in the United States. In 1999, sales representing more than 5% of the Company's net sales by country are as follows:

       United States................................ $20,724,523
       Japan........................................   2,926,417
       Other........................................   5,043,206
                                                     -----------
         Total...................................... $28,694,146
                                                     ===========

  A number of risks are inherent in international transactions. Fluctuations in the exchange rates between the U.S. dollar and other currencies could increase the sales price of the Company's products in international markets where the prices of the Company's products are denominated in U.S. dollars or lead to currency exchange losses where the prices of the Company's products are denominated in local currencies.

  The Company had two significant customers in 1999 which comprised 26% and 10% of total net sales. The loss of either of these customers would have a material adverse effect on the Company. There were no such customer concentrations in 1998.

(12) RELATED PARTY TRANSACTION

  The Company's Vice President of Operations joined the Company in January 1999. He beneficially owned an information services consulting company that provided services to the Company in exchange for $263,536, $583,788 and $266,281 in 1997, 1998 and 1999, respectively.

                            SONIC INNOVATIONS, INC.

(13) SUBSEQUENT EVENTS

Reverse Stock Split

  On March 22, 2000, the Board of Directors approved a 1 for 1.9 reverse stock split for the holders of common and preferred stock. This stock split has been retroactively reflected in the accompanying consolidated financial statements for all years presented.

Unaudited Pro Forma Information

  The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of common stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all of the outstanding preferred shares will be converted into 12,532,786 shares of common stock. In addition, the convertible promissory notes and related accrued interest will be converted into common stock in accordance with the applicable conversion terms as described in Note 5. At an IPO price of $14.00 per share, the convertible promissory notes and accrued interest as of December 31, 1999 would convert into 636,901 shares of common stock. The conversion amounts will vary depending upon the actual date of conversion. Also, warrants to purchase 236,853 common shares at $3.80 per share will expire at the IPO date, if not exercised.

  The unaudited pro forma balance sheet information reflects the conversion of preferred stock and convertible promissory notes into common stock as if such conversion had occurred as of December 31, 1999.

  The unaudited pro forma income statement information assumes that the conversions of preferred stock and convertible promissory notes and the exercise of warrants occurred as of January 1, 1999, or the date of issuance of the convertible instruments, if later. Reconciliations of the numerator and the denominator used for purposes of computing the unaudited pro forma basic and diluted net loss per common share are as follows:

   Numerator:
     Net loss applicable to common stockholders................. $(17,337,405)
     Reversal of interest expense on convertible promissory
      notes.....................................................      506,250
     Reversal of accretion of preferred stock...................    2,431,545
                                                                 ------------
     Pro forma net loss applicable to common stockholders....... $(14,399,610)
                                                                 ============
   Denominator:
     Weighted average number of common shares outstanding.......    1,363,221
     Effect of conversion of preferred stock....................   12,530,385
     Effect of conversion of convertible promissory notes.......      134,960
     Exercise of warrants.......................................       86,382
                                                                 ------------
     Pro forma weighted average number of common shares
      outstanding...............................................   14,114,948
                                                                 ============

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--------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  29
Management...............................................................  45
Certain Transactions.....................................................  53
Principal Stockholders...................................................  55
Description of Capital Stock.............................................  57
Shares Eligible for Future Sale..........................................  59
Underwriting.............................................................  61
Validity of the Common Stock.............................................  63
Experts..................................................................  63
Where You Can Find Additional Information................................  63
Index to Consolidated Financial Statements............................... F-1

                                ---------------

  Through and including May 26, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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                                3,600,000 Shares

                            Sonic Innovations, Inc.

                                  Common Stock

                                ---------------

                          [LOGO OF SONIC INNOVATIONS]

                                ---------------

                              Goldman, Sachs & Co.

                           Deutsche Banc Alex. Brown

                           U.S. Bancorp Piper Jaffray

                      Representatives of the Underwriters

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